                       Pre-effective Amendment No. 1 to
                     Registration Statement No. 333-41657

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form S-6

                  REGISTRATION STATEMENT UNDER THE SECURITIES
                         ACT OF 1933 OF SECURITIES OF
                       UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2

A.  Exact name of Trust:   Massachusetts Mutual Variable Life Separate Account I

B.  Name of Depositor:     Massachusetts Mutual Life Insurance Company

C.  Complete address of    1295 State Street
    Depositor's principal  Springfield, MA  01111
    executive offices:

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

Pursuant to Rule 24-f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.


-----------------------------
STATEMENT PURSUANT TO RULE 24F-2

The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940. The Rule
24F-2 notice for Registrant's fiscal year ending December 31, 1996 was filed on February 28, 1997.

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

Item No. of
Form N-8B-2               Caption
-----------               -------
     1           Cover Page; Definition of Terms; The Separate Account
     2           Cover Page; MassMutual and the Separate Account
     3           Cover Page; MassMutual and the Separate Account
     4           Sales and Other Agreements
     5           MassMutual and the Separate Account
     6           MassMutual and the Separate Account
     7           Not Applicable
     8           Appendix F.  Financial Statement
     9           Legal Proceedings
     10          Cover Page; Introduction; Detailed Information about the
                 Policy; Transfers; Surrender Charges; Withdrawals; Death
                 Benefit; Voting Rights; Free Look Provision
     11          MassMutual and the Separate Account
     12          MassMutual and the Separate Account; Sales and Other Agreements
     13          MassMutual and the Separate Account; Charges and Deductions
     14          Introduction; MassMutual and the Separate Account; Detailed
                 Information About the Policy; The Investment Advisors and
                 Portfolio Managers; MassMutual and the Separate Account;
                 Surrender Charges; Other Charges; Sales and Other Agreements
     15          Introduction; Detailed Information About the Policy; Exhibit 11
     16          Introduction; MassMutual and the Separate Account
     17          Introduction; Account Value and Net Surrender Value; Withdrawal
                 Fee; Exhibit 11
     18          MassMutual and the Separate Account
     19          Records and Reports
     20          Not Applicable
     21          Introduction; Policy Loan Privilege
     22          Assignment
     23          Bonding Arrangement
     24          Detailed Information About the Policy; MassMutual and the
                 Separate Account
     25          MassMutual and the Separate Account
     26          MassMutual; The Investment Advisers
     27          Detailed Information About the Policy; MassMutual and the
                 Separate Account
     28          Appendix C; Directors and Executive Officers of MassMutual
     29          MassMutual and the Separate Account
     30          Not Applicable

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

Item No. of
Form N-8B-2               Caption
-----------               -------

     31          Not Applicable
     32          Not Applicable
     33          Not Applicable
     34          Not Applicable
     35          Detailed Information about the Policy; Sales and Other
                 Agreements
     36          Not Applicable
     37          Not Applicable
     38          Sales and Other Agreements
     39          Sales and Other Agreements
     40          Sales and Other Agreements
     41          Sales and Other Agreements
     42          Not Applicable
     43          Sales and Other Agreements
     44          Detailed Information About the Policy; MassMutual and the
                 Separate Account; Charges for Federal Taxes;
     45          Not Applicable
     46          Account Values; MassMutual and the Separate Account
     47          MassMutual and the Separate Account
     48          MassMutual and the Separate Account
     49          Detailed Information About the Policy
     50          MassMutual and the Separate Account
     51          Cover Page; Detailed Information About the Policy; Additional
                 Information
     52          MassMutual and the Separate Account; Reservation of Rights
     53          Federal Income Tax Considerations
     54          Not Applicable
     55          Not Applicable
     56          Not Applicable
     57          Not Applicable
     58          Not Applicable
     59          Appendix F (to be filed)

   SURVIVORSHIP FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICIES*
              ISSUED BY MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

This Prospectus describes a survivorship flexible premium adjustable variable life insurance policy (the "Policy") offered by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Policy, for as long as it remains in force, provides lifetime insurance protection on the two Insureds named in the Policy, and pays a Death Benefit at the death of the last surviving Insured (the "second death"). The minimum Initial Face Amount which may be purchased is $500,000 currently. The Policy is designed to provide flexibility of premium payments and Death Benefits by permitting the Owner, subject to certain restrictions, to vary the frequency and amount of premium payments and to increase or decrease the Death Benefit payable under the Policy. This flexibility allows an Owner to provide for changing insurance needs under a single insurance policy. A Policy also may be surrendered for its Net Surrender Value.

The Owner may allocate Net Premiums and Account Value among the divisions (the "Divisions") of the designated segment of MassMutual Variable Life Separate Account I (the "Separate Account") and a Guaranteed Principal Account (the "GPA"). The assets of each Division will be used to purchase, at net asset value, shares of a designated investment fund. Currently, the available funds include six funds of MML Series Investment Fund (the "MML Trust"), four funds of Oppenheimer Variable Account Funds (the "Oppenheimer Trust"), one fund of the Variable Insurance Products Fund II (VIP Fund II managed by Fidelity Management & Research Company), one fund of the T. Rowe Price Equity Series, Inc, and one fund of American Century Variable Portfolios, Inc. The individual funds are as follow.

MML Trust                       Oppenheimer Trust                             Variable Insurance Products Fund II
---------                       -----------------                             -----------------------------------
MML Equity Fund                 Oppenheimer Aggressive Growth Fund            VIP II Contrafund
MML Money Market Fund           Oppenheimer Global Securities Fund
MML Managed Bond Fund           Oppenheimer Growth Fund                       T. Rowe Price Equity Series, Inc
MML Blend Fund                  Oppenheimer Strategic Bond Fund               --------------------------------
MML Equity Index Fund                                                         T. Rowe Price Mid-Cap Growth Portfolio
MML Small Cap Value Equity Fund
                                                                              American Century Variable Portfolios, Inc
                                                                              -----------------------------------------
                                                                              American Century VP Income & Growth

The Owner bears the investment risk of any Account Value allocated to the Separate Account. The Death Benefit may, and the Net Surrender Value will, vary depending on the investment performance of the Divisions. While there is no guaranteed minimum Net Surrender Value for funds invested in the Separate Account, a Policy's Death Benefit will never be less than the Face Amount less any Policy Debt and any unpaid premiums. Furthermore, the Policy will not terminate if the Policy Value is sufficient to pay the Monthly Charges or if the Safety Test has been met during a Guarantee Period.

All Policies are serviced through MassMutual's Administrative Office, located at 1295 State Street, Springfield, Massachusetts 01111-0001. The telephone number is (413) 788-8411.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES FOR MML TRUST INVESTMENT FUND* AND OPPENHEIMER VARIABLE ACCOUNT FUNDS.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FURTHER REFERENCE.

THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION. WE DO NOT CLAIM THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE WITH A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN. REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

                     SUBJECT TO COMPLETION DECEMBER 5, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

This Prospectus does not constitute an offer or solicitation to acquire any interest or participation in the survivorship flexible premium adjustable variable life insurance policies offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

*Title may vary in some jurisdictions

                                Table of Contents

I.   INTRODUCTION                                                              3
II.  DETAILED DESCRIPTION OF THE POLICY
     Availability of Policy                                                    4
     Death Benefit                                                             4
     Premiums                                                                  5
     Transfers                                                                 7
     Policy Termination and Reinstatement                                      7
     Charges and Deductions                                                    8
     Deductions from Premiums                                                  8
     Monthly Charges Against the Account Value                                 9
     Daily Charges Against the Separate Account                                9
     Surrender Charges                                                         9
     Other Charges                                                            10
     Account Value and Net Surrender Value                                    10
     Policy Loan Privilege                                                    10
     Free Look Provision                                                      11
     The Guaranteed Principal Account                                         11
     When We Pay Proceeds                                                     12
     Federal Income Tax Considerations                                        12
     Your Voting Rights                                                       14
     Reservation of Rights                                                    15
     Additional Benefits You Can Get by Rider                                 15
     Payment Options                                                          15
     Beneficiary                                                              16
     Assignment                                                               16
     Limits on Our Right to Challenge the Policy                              17
     Error of Age or Sex                                                      17
     Suicide                                                                  17
     Sales and Other Agreements                                               17
     Compensation                                                             17
     Bonding Arrangement                                                      18
     Legal Proceedings                                                        18
     Experts                                                                  18
III. ADDITIONAL INFORMATION
     MassMutual                                                               18
     Records and Reports                                                      19
     The Separate Account                                                     19
     MML Trust and Oppenheimer Trust                                          19
     Variable Insurance Product Fund II                                       20
     T. Rowe Price Equity Series, Inc.                                        20
     American Century Variable Portfolios                                     20
     The Investment Advisers                                                  22
Appendix A
    Definition of Terms                                                       23
Appendix B
    Examples of Death Benefit Option Changes                                  25
Appendix C
    Rates of Return                                                           26
Appendix D
    Illustration of Death Benefits, Net Surrender Values, and Accumulated     30
    Premiums
Appendix D                                                                    26
     Rates of Return
Appendix E                                                                    43
     Directors of MassMutual                                                  44
     Executive Vice Presidents
Appendix F                                                                    46
     Financials (to be filed)

I. INTRODUCTION

Note: Please refer to Appendix A, Glossary for definitions of the terms contained in this Prospectus.

You should consult Your Policy for further understanding of its term and conditions and for any state-specific provisions and variances that may apply to Your Policy.

The Policy is a life insurance contract providing a Death Benefit, an Account Value, surrender rights, policy loan privileges, and other features traditionally associated with life insurance. The Policy is a "survivorship" policy because it provides life insurance on two insured lives and pays a death benefit at the time of the second death.

The Policy is a "flexible premium" policy because there is no fixed schedule of premium payments. Although the Owner may establish a schedule of premium payments ("Planned Premium Payments"), failure to make a Planned Premium Payment will not necessarily cause a Policy to terminate nor will making the Planned Premium payments guarantee a Policy will remain in force. The flexibility of premium payment timing and amount allows an Owner to match premium payments to income flows or other financial decisions.

The Policy is "adjustable" because the Owner may choose to increase or decrease the Death Benefit and to change the Death Benefit Option under the Policy. The Policy is "variable" because the Death Benefit may, and the Net Surrender Value will, vary in relation to the investment experience of the Divisions of the Separate Account to which an Owner has allocated Net Premiums. Additionally, the GPA's crediting interest rate may be adjusted periodically, although it will not drop below 3%.

The following diagram summarizes the elements of this Policy, and how the Policy works.

                             HOW THE POLICY WORKS

                               Premium Payment

                   A Premium Expense Charge is deducted from
                             each Premium Payment
                     (graphic arrow to "Net Premium")

                                  Net Premium

                 Net Premium and Account Value are allocated
               among the Divisions of the Separate Account and
                                    the GPA

                   -------------------------------------------
                    (graphic arrow to "Account Value")


           Investment Earnings
Investment earnings of the Divisions of
the Separate Account less fund investment management fees and separate account fees are credited/debited daily

  Interest is credited on values in the
       Guaranteed Principal Account
    (graphic arrow to "Account Value")

                   -------------------------------------------
                                 Account Value

                   The Account Value is allocated among the
                         available investment options.

                   -------------------------------------------
           (graphic arrow to "Death Benefit", "Account Value Charge",
            "Owner Access to Account Value" and "Policy Surrender")

                             Account Value Charges

                                          Monthly deductions for administrative,
                                            Insurance, and rider expenses are
                                                   deducted each month


                                               Owner Access to Account Value
                                           You may access Account Values through
                                                  loans and withdrawals


                 Death Benefit

A choice of 3 Death Benefit Options is available.
The Option chosen may be changed at a later date



                                               Policy Surrender

                               In the first 10 years of coverage, if coverage is
                                surrendered, a surrender charge will be deducted
                                          from the surrender proceeds

II. DETAILED DESCRIPTION OF THE POLICY

Availability of the Policy

Individuals wishing to purchase a Policy must send a completed application to MassMutual's Administrative Office. Under our current rules, which can be changed at our sole discretion, the minimum Initial Face Amount of a Policy is $500,000. The Policy can be issued for two Insureds where the older Insured is between the ages 18 and 90 inclusive, and the younger Insured is between the ages 18 and 85 inclusive. Before issuing a Policy, MassMutual will require satisfactory evidence of insurability, which usually will include a medical examination.

The Policy is available to individuals who are purchasing a Policy in connection with employee benefit plans that qualify for tax benefits under the Internal Revenue Code (the "qualified market") and to other individuals (the "nonqualified market").

Unisex Policies issued in states requiring "unisex" policies (currently only Montana) provide policy values that do not vary by the sexes of the Insureds. In addition, Policies issued in conjunction with employee benefit plans provide policy values that do not vary by sex. Thus, references in the Prospectus to sex-distinct policy values are not applicable to Policies issued in Montana or issued in conjunction with employee benefit plans. Illustrations showing the effect of these unisex rates on premiums, Net Surrender Values and Death Benefits are available from MassMutual on request.

Death Benefit

As long as the Policy remains in force, MassMutual will, upon due proof of the deaths of both Insureds, pay the Death Benefit of the Policy to the named Beneficiary. Although MassMutual normally will pay the Death Benefit within seven days of receiving satisfactory proof of the Insureds' deaths, the Company may delay payments under certain circumstances. All or part of the Death Benefit can be paid in cash or under one or more of the payment options set forth in the Policy.

Minimum Death Benefit. In order to qualify as life insurance pursuant to I.R.C.
Section 7702, the Policy has a Minimum Death Benefit. The Minimum Death Benefit is determined using one of two allowable Death Benefit Compliance Tests. The applicable Test is chosen at the time of application and cannot be changed after the Policy is issued. Under one of the tests, the Cash Value Test, the Minimum Death Benefit is equal to an applicable percentage of the Account Value. The applicable percentage depends on the sexes (male, female, unisex), tobacco classifications, and Attained Ages of both Insureds. Under the other test, the Guideline Premium Test, the Minimum Death Benefit also is equal to an applicable percentage of the Account Value, but the percentage varies only by the Attained Age of the younger Insured. The applicable percentages are set forth in the Policy.

The choice of the Guideline Premium Test or the Cash Value Test will depend on how You intend to pay premiums. In general, if You intend to pay premiums in early policy years only, the Cash Value Test may be more appropriate. If You intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. It is important You see policy illustrations of both approaches to determine how the policy works under each approach, and which is best for You.

Death Benefit Options. The Death Benefit is the amount of the benefit provided under the Death Benefit Option in effect on the date of the second death, less any outstanding Policy Debt and less any unpaid premium needed to avoid termination under the grace period provision. The Owner may choose one of three Death Benefit Options: Option 1 (a level amount option) or Options 2 or 3 (variable amount options). The Death Benefit Option is chosen in the application and subsequently may be changed subject to certain restrictions described in Changes in the Death Benefit Option.

Options 1, 2 and 3 provide the following benefit.

Option 1 - Under Option 1, the benefit provided is the greater of: (a) the Face Amount on the date of the second death; and (b) the Minimum Death Benefit on the date of the second death.

Option 2 - Under Option 2, the benefit provided is the greater of: (a) the Face Amount plus the Account Value on the date of the second death; and (b) the Minimum Death Benefit on the date of the second death.

Option 3 - Under Option 3, the benefit provided is the greater of: (a) the Face Amount plus the premiums paid less any premiums refunded (See Premium Limitations) under the Policy to the date of the second death; and (b) the Minimum Death Benefit on the date of the second death.

The following examples illustrate how changes in the Account Value and the amount of premiums paid may affect the Death Benefits under Options 1, 2, and 3.

Example I

Under Option 1, the Death Benefit will remain at the Face Amount, in this example $1,000,000, unless the Minimum Death Benefit exceeds the Face Amount.

Assume the Owner has selected Option 1 with a Face Amount of $1,000,000. The Account Value is $50,000. The Death Benefit in this case is $1,000,000. The Minimum

Death Benefit is $219,000. If the Account Value increases to $80,000, the Minimum Death Benefit increases to $350,400, but the Death Benefit remains at $1,000,000. If the Account Value decreases to $30,000, the Minimum Death Benefit decreases to $131,400 and the Death Benefit still remains at $1,000,000.

Example II

Under Option 2, the Death Benefit will be the Face Amount plus the Account Value unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the Account Value.

Assume the Owner has selected Option 2 with a Face Amount of $1,000,000. The Account Value is $50,000, and the Minimum Death Benefit is $219,000. The Death Benefit in this case is $1,050,000 (Face Amount plus Account Value). If the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,080,000. If the Account Value decreases to $30,000, the Minimum Death Benefit will decrease to $131,400, and the Death Benefit will decrease to $1,030,000.

Example III

Under Option 3, the Death Benefit will be the Face Amount plus the premiums paid under the Policy, less any premium refunds, unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the premiums paid.

Assume the Owner has selected Option 3 with a Face Amount of $1,000,000. The Account Value is $50,000, the Minimum Death Benefit is $219,000 and premiums paid under the Policy to-date total $40,000. The Death Benefit in this case is $1,040,000. If an additional $30,000 of premium is paid into the Policy and the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,070,000.

Changes in Death Benefit Option. After the first Policy Year, the Owner may change the Death Benefit Option. Any changes of Death Benefit Option may require a written application and satisfactory evidence of insurability. The effective date of any change will be the Monthly Charge Date that is on or precedes the date MassMutual approves the change. A change in the Death Benefit Option will not in and of itself result in an immediate change in the amount of a Policy's Death Benefit. The Policy Face Amount will be increased or decreased to give the same Death Benefit under the new Death Benefit Option.

A change in Death Benefit Option will not be allowed if it would result in a Face Amount of less than $500,000 after the change, if the older insured is older than Attained Age 85, or if only one of the Insureds is alive.

An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the Monthly Charges, as they depend in part on the Face Amount. The charge for certain additional benefits also may be affected. The Surrender Charge, however, will not be affected by an increase or decrease in Face Amount resulting from a change in the Death Benefit Option.

For examples of Death Benefit Option changes and their impacts on the contract, see Appendix B.

Changes in Face Amount. The Owner may request an increase or decrease in the Face Amount subject to certain requirements. Any request for an increase or decrease must be submitted in writing to MassMutual's Administrative Office. It will become effective on the Monthly Charge Date is on or precedes MassMutual's acceptance of the request.

Increases in Face Amount. For an increase in the Face Amount, MassMutual requires a written application and satisfactory evidence of insurability. An increase may not be less than $50,000, and no increase will be permitted after the younger Insured reaches Attained Age 85, or the older Insured reaches Attained Age 90.

An increase in Face Amount will affect the Monthly Charges. The Face Amount Charge and the Insurance charges will increase

Decreases in Face Amount. Decreases in coverage are allowed after the first Policy Year or one year after a Face Amount increase by written request. A decrease will not be permitted if the Face Amount would fall below $500,000.


A decrease may result in the deduction of Surrender Charges from the Account Value. (For a discussion of the Surrender Charges associated with a decrease, see Surrender Charges.) Any Surrender Charges applicable to a decrease will be deducted from the Division(s) of the Separate Account and from the GPA in proportion to the non-loaned values in each.

A decrease will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the Face Amounts provided by the next most recent increases successively; and finally (c) the Initial Face Amount. As a result, a decrease in Face Amount will affect the Monthly Charges deducted from the Account Value.

A decrease may result in the Policy becoming a "modified endowment contract". (See Policy Proceeds, Premiums and Loans.)

Premiums

Subject to certain limitations, the Owner has flexibility in determining the frequency and amount of premium payments.

Premium Flexibility. Unlike traditional insurance policies, this Policy frees the Owner from required premium payments and a rigid premium schedule. Instead, MassMutual requires an Owner to pay only a minimum initial premium at the time of application or at any time before delivery of the Policy. After the first premium has been paid, subject to certain limitations, premiums may be paid in any amount and at any interval.

The minimum initial premium depends on the planned frequency of premium payments, and the Issue Ages, sexes, and rating classes of the Insureds, as well as the initial Death Benefit Option and Initial Face Amount of the Policy.

Planned Annual Premium. When applying for a Policy, the Owner will select a planned annual premium and payment frequency (annual, semiannual, quarterly, or monthly check service). The planned premium at the payment frequency chosen is shown on the schedule page of the Policy. MassMutual will send premium notices for the planned premium according to the amount and frequency selected. The Owner may change the amount and frequency of planned premiums at any time by sending written notice to MassMutual's Administrative Office.

An Owner may elect to pay premiums by means of a pre-authorized check procedure. Under this procedure, premium payments are deducted automatically on a monthly basis from a designated bank account. An Owner does not receive a "bill" for these payments.

There is no penalty if the planned premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Instead, the duration of the Policy depends on maintaining a sufficient Policy Value, or meeting the Safety Test ( See Policy Termination section.). The Policy Value is equal to the Account Value less any outstanding Policy Debt during the first three Policy Years. It is equal to the Net surrender Value in years four and later. Even if planned premiums are paid, if the Safety Test is not met, the Policy terminates when the Policy Value becomes insufficient to pay the Monthly Charges and the grace period expires without sufficient payment.

Premium Limitations. After the first premium is paid, the minimum premium payment is $20. If the Cash Value Test has been chosen as the Death Benefit Compliance Test, the maximum premium that may be paid in any Policy Year without evidence of insurability is the greatest of (a) the premium that will not increase the net amount at risk under the Policy; (b) twice the Policy's Target Premium plus $100; and (c) the annual premium paid in the preceding Policy year. If the Guideline Premium Test has been chosen, the maximum premium is equal to the lesser of the maximum premium as determined above and the Guideline Premium Test premium limitation. We have the right to refund any premium amount that exceeds these limitations. Premium payments should be sent either to MassMutual's Administrative Office or to the address indicated on the billing notice.

Allocation of Net Premium Payments. The Net Premium equals the premium paid less the Premium Expense Charge. (See Deductions from Premiums.) At the time of Application, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account and the GPA. The allocation percentages must be in whole numbers and the sum of the allocation percentages must equal 100%.

The allocation percentages may be changed without charge at any time by providing written notice to MassMutual's Administrative Office. The maximum number of different Divisions that may be used during the life of the Policy is 16.

Any Initial Net Premium received with an application will be deposited to MassMutual's General Account and earn interest at the rate set by MassMutual from the Policy Date to the date the Policy is issued. Once the Policy has been issued, the Net Premium plus interest earnings, less any Monthly Charges will be allocated either in accordance with the allocation percentages in the Application, or to the Money Market Division of the Separate Account on the next business day after the Issue Date. If under the Free Look Provision, the Owner receives (i) any premium paid for this Policy plus (ii) interest credited to this Policy under the Guaranteed Principal Account, plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us, minus (iv) any amounts withdrawn and any Policy Debt, this amount will be allocated to the GPA and the Divisions of the Separate Account based on the allocation percentages in the Application. If under the Free Look Provision, the Owner receives the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn, this amount will be allocated to the Money Market Division of the Separate Account.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated to the Money Market Division of the Separate Account, Subsequent Net Premiums received during the Free Look Period also will be allocated to the Money Market Division of the Separate at the price next determined after receipt in good order at our Administrative Office, or at the address indicated on the billing notice. At the end of the Free Look Period, the Money Market account balance will be transferred to the GPA and the Separate Accounts in accordance with the allocation percentages in the Application.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated in accordance with the allocation percentages in the Application, Subsequent Net Premiums will be deposited on the Valuation Date on or next following the date We receive the Subsequent Net

Premiums in good order at our Administrative Office, or at the address indicated on the billing notice. Transfers from one Division to another will be credited on the Valuation Date the Transfer Request is received in good order.

Transfers

By written request, the Owner may transfer all or part of the Account Value of a Division of the Separate Account to any other Division or to the GPA. Although MassMutual currently imposes no limitation on the right of the Owner to make transfers, we reserve the right to limit transfers to no more than one every 90 days in connection with compliance with Section 404(c) of ERISA. Any limitation would not apply to a transfer of all funds in the Separate Account to the GPA or to automated transfers made in connection with any program MassMutual has in place.

Transfers of values from the GPA to the Separate Account are limited to one each Policy Year. Any transfer from the GPA cannot exceed 25% of the Fixed Account Value (less any Policy Debt) at the time of the transfer. If 25% of the Fixed Account Value has been transferred from the GPA each year for three consecutive Policy Years, and no value has been transferred into the GPA, nor premiums allocated to the GPA, during this time, the remainder of the Fixed Account Value (less any Policy Debt) may be transferred, in one transaction, out of the GPA in the succeeding Policy Year.

Any transfer is effective on the Valuation Date at the price next determined after receipt of the request in good order at our Administrative Office. There are no charges for transfers.

Policy Termination and Reinstatement

Policy Termination. This Policy will not terminate for failure to pay premiums since premium payments, other than the Initial Premium Payment, are not specifically required. Rather, if in the first three Policy Years the Account Value less any Policy Debt is not enough to cover the Monthly Charges on a Monthly Charge Date, or if in subsequent Policy Years the Net Surrender Value is not enough to cover the Monthly Charges on a Monthly Charge Date, the Policy will enter a 61-day grace period unless the Safety Test has been met.

At the beginning of the grace period, MassMutual will mail a notice to the Owner's last known address stating the amount of premium needed to cover the shortfall. During the grace period, the Policy remains in force. If the required premium is not paid within 61 days after the Monthly Charge Date (or, if later, within 30 days after we mail the written notice), the Policy terminates without value.

If the Account Value less Policy Debt in the first three Policy Years or the Net Surrender Value in subsequent years is insufficient to pay the Monthly Charges on a particular Monthly Charge Date and the Safety Test (as described below) has been met on that date, the Monthly Charges for that Date will be reduced to an amount equal to the Account Value less any Policy Debt.

The Safety Test is not available for New York contracts. The Safety Test can be met only during the Guarantee Period. The Guarantee Period is the lesser of 20 years or to the younger Insured's age 90. The Guarantee Period has a Guarantee premium associated with it. This premium varies depending on the issue ages, sexes, and issue classifications of the Insureds and the Death Benefit Option in effect. The Guarantee premium for Your Policy is shown in the Policy. On any day during the Guarantee Period, the Safety Test is met if the premiums paid less amounts withdrawn accumulated with interest to that day, equal or exceed the Guarantee premium accumulated with interest to that date. The effective annual rate of interest used to accumulate these amounts is 3%. Consult Your Policy for the Guarantee Periods available to You.

Reinstatement. For a period of five years after a Policy terminates, the Owner can request that We reinstate the Policy provided neither Insured has died since the Policy termination. However, the Policy cannot be reinstated if it has been surrendered for its Net Surrender Value. Please note a termination or reinstatement may cause the Policy to become a modified endowment contract. (See Modified Endowment Contracts.)

Before We will reinstate the Policy, We must receive the following:

(a) Evidence of insurability satisfactory to MassMutual;

(b) A premium payment sufficient to keep the policy in force for three months following reinstatement;

(c) Where applicable, a signed acknowledgement the Policy has become a modified endowment contract.

If We reinstate the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The premium payment will be allocated based on the allocation requested at the time of reinstatement effective on the Monthly Charge Date on which the Policy is reinstated. The Account Value at the time of reinstatement will be the net amount of the premium paid at the time of reinstatement, less any Monthly Charges taken at that time.

Charges and Deductions


Charges will be deducted in connection with the Policy to compensate MassMutual for: (a) providing the insurance benefits under the Policy (including any riders); (b) administering the Policy; (c) assuming certain risks in connection with the Policy (including any riders); and (d) expenses incurred in selling and distributing the Policy. Additionally, certain expenses are deducted from the underlying funds. For more information about these expenses, see the individual fund prospectuses. A summary of the product and separate account charges is as follows.

------------------------------------------------------------------------------------------------------------------------------------


                                        CURRENT RATE                                  GUARANTEED RATE
------------------------------------------------------------------------------------------------------------------------------------

Premium Load                            Coverage Years 1-10: 13% of premium up to     All Coverage Years: 13% of premium up to
                                        Expense Premium; 3% of premium over Expense   Expense Premium; 3% of premium over
                                        Premium                                       Expense Premium

                                        Coverage Years 11+: 3% of all premium

Administrative Charge                   Policy Years 1-10: $12 per month per policy   All Coverage Years: $12 per month per
                                                                                      policy
                                        Policy Years 11+: $6 per month per policy

Face Amount Charge                      Coverage Years 1-10: $0.13 per month per      Coverage Years 1-10:  $0.13 per month per
                                        $1,000 of Face Amount                         $1,000 of Face Amount

                                        Coverage Years 11+: $0.0                      Coverage Years 11+: $0.0

Insurance Charges                       A per thousand rate multiplied by the         For standard risks, the guaranteed cost
                                        amount at risk each month. The rate varies    of insurance rates are based on 1980
                                        by the sexes, issue ages, and risk            Commissioners Standard Ordinary (CSO)
                                        classifications of the Insureds, and the      Mortality Tables.
                                        Year of Coverage.

Mortality and Expense Risk Charge       All Policy Years: 0.25% on an annual basis    All Policy Years: 0.90% on an annual basis
                                        of daily net asset value of the Separate      of daily net asset value of the Separate
                                        Account                                       Account

Loan Rate Expense Charge                Policy Years 1-10: 0.50% of loaned amount     All Policy Years: 2.0% of loaned amount

                                        Policy Years 11+: 0.25% of loaned amount

Withdrawal Fee                          $25                                           $25

Surrender Charges                       First coverage year: the lesser of 100% of    First coverage year: the lesser of 100% of
                                        the Target Premium or $60 per thousand of     the Target Premium or $60 per thousand of
                                        Face Amount.                                  Face Amount.

                                        Coverage years 2-10: the prior year           Coverage  years 2-10: the prior year
                                        Surrender Charge reduced by 10% of the        Surrender Charge reduced by 10% of the
                                        first year Surrender Charge                   first year Surrender Charge
------------------------------------------------------------------------------------------------------------------------------------

Deductions from Premiums

A premium load is deducted from each premium payment made prior to the allocation of the payment to the Divisions of the Separate Account and the GPA. The premium load distinguishes between premium payments up to Expense Premium, and premium payments over Expense Premium. The Expense Premium is based on the issue ages, sexes, and risk classifications of the Insureds.

Premiums are allocated to the Initial Face Amount and any subsequent increases based on the ratio of the Expense Premium for each segment to the total of the Expense Premiums for all segments.

Monthly Charges Against the Account
Value

Charges will be deducted from the Account Value on each Monthly Charge Date. The Monthly Charges consist of: (a) an Administrative Charge; (b) a Face Amount Charge; (c) an Insurance Charge; and (d) a rider charge for any additional benefits provided by rider. The Monthly Charges will be deducted from the Division(s) of the Separate Account and the GPA in proportion to the non-loaned values of the Policy in the Division(s) and the GPA.

Administrative Charge and Face Amount Charge. The monthly Administrative Charge and Face Amount Charge reimburse MassMutual for expenses incurred in issuing and administering the Policy, and for such activities as processing claims, maintaining records and communicating with Owners.

Insurance Charges. The monthly Insurance Charge for a Policy is equal to the "amount at risk" under the Policy, multiplied by the monthly Insurance Charge rate for that Policy month. The insurance amount is determined on the first day of each Policy month and is the amount by which the Death Benefit (discounted at the monthly equivalent of 3% per year) exceeds the Account Value.

Insurance rates will be based on the sexes, Issue Ages, and risk classes of the Insureds, and the Year of Coverage. MassMutual currently places Insureds into the following three standard rate classes: Select-Preferred Nontobacco, Preferred Nontobacco, and Preferred Tobacco; as well as substandard rate classes involving higher mortality risks. In an otherwise identical Policy, the monthly insurance rate is higher for tobacco users than for those who do not use tobacco and higher for Preferred Nontobacco Insureds than for Select-Preferred Nontobacco Insureds.

Rider Charge. The monthly rider charge will include charges for any additional benefits provided by rider.

Daily Charges Against the Separate Account

Mortality and Expense Risk Charge. MassMutual assesses a daily charge against the net asset value of the Separate Account for mortality and expense risks. This charge is not deducted from the assets in the GPA.

The mortality risk we assume is that the group of lives insured under our Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

If not all the money MassMutual collects from this charge is needed to cover death benefits and expenses, it will be our gain and will be used for any proper purpose, including payment of sales commissions. Conversely, even if the money we collect is insufficient, we will provide for all Death Benefits and expenses.

Investment Management Fee and Other Expenses. Because the Divisions of the Separate Account purchase shares of MML Trust, Oppenheimer Trust, (Fidelity) Variable Insurance Products Fund II, T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc., the value of Accumulation Units of the Divisions will reflect the investment management fee and other expenses incurred by these entities. The Prospectuses for these funds contain additional information concerning such fees and expenses.


Surrender Charges

During the first 10 Years of Coverage for the Initial Face Amount and during the first 10 Years of Coverage for any increase in Face Amount, MassMutual will impose a Surrender Charge against the Account Value if the Owner surrenders the Policy or decreases the Face Amount under the Policy. The Surrender Charge in the first Year of Coverage is the lesser of 100% of the Target Premium or $50 per thousand of Face Amount. The Target Premium is used to determine the maximum premium limitation, Surrender Charges and agent commissions. The Target Premium is based on the issue ages, sexes, and risk classifications of the Insureds. The Surrender Charge is decreased by 10% of the first year Surrender Charge in each of the next nine years of coverage, and is zero in the eleventh year. Surrender Charges are calculated separately for the Initial Face Amount and for each increase in the Face Amount.

Surrender Charge Upon Decrease in Selected Face Amount. Elected decreases in Face Amount--that is, decreases resulting from other than a Withdrawal or a change in the Death Benefit Option-- result in canceling all or a part of previously issued Face Amount segments. A partial Surrender Charge is assessed and deducted from the Account Value. The partial Surrender Charge is equal to the Surrender Charge associated with each canceled Face Amount segment. If the partial Surrender Charge for a decreased or canceled Face Amount segment would be greater than the Account Value of the Policy, the partial Surrender Charge for that decrease is set equal to the Account Value on the date of the surrender.

The Surrender Charge after the decrease equals the Surrender Charge prior to the decrease less the partial Surrender Charge taken.


Other Charges

Withdrawal Fee. For each Withdrawal, a charge of $25 will be deducted from the amount withdrawn.

Loan Interest Rate Expense Charge. This charge reimburses MassMutual for expenses incurred in administering loans. This charge is not designed to make a profit.


Account Value And Net Surrender Value

Account Value. The Account Value of the Policy is the sum of all Net Premium payments adjusted by periodic charges and credits and by Withdrawals. Following the Free Look Period, this amount is allocated among the Separate Account Divisions and the GPA according to the net premium allocation requested at the time of Application (See Allocation of Net Premium Payments section for more details.).

Investment Return.  The investment return of a Policy is based on:

(a) The Account Value held for the Policy in each Division of the Separate Account;

(b) The investment experience of each Division as measured by its actual net rate of return; and

(c) The interest credited on Account Values held in the GPA.

The investment experience of a Division reflects increases and decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges assessed against assets of the Division. The investment experience is determined each day the net asset value of the underlying Fund is determined --that is, on each Valuation Date. The actual net rate of return for a Division measures the net investment experience from the end of one Valuation Date to the end of the next Valuation Date.

Net Surrender Value. The Policy may be fully surrendered for its Net Surrender Value at any time while at least one Insured is living. The Net Surrender Value is equal to the Account Value less any applicable Surrender Charges and less any Policy Debt as of the date the Company receives the request to surrender in good order. The surrender will be processed within 14 days.

An Owner may surrender the Policy by sending a written request together with the Policy to MassMutual's Administrative Office. The proceeds will be determined as of the end of the Valuation Date on which the request for surrender is received in good order.

Withdrawals. After the first Policy Year, the Owner may, subject to certain restrictions, withdraw up to 75% of the Net Surrender Value. For each Withdrawal, a fee of $25 is deducted from the amount withdrawn. The minimum amount of a Withdrawal is $100 (before deducting the Withdrawal fee). We reserve the right to prohibit Withdrawals that would result in a reduction of the Face Amount to less than $500,000.

The Withdrawal amount will be made on a pro-rata basis from the Divisions of the Separate account and the GPA based on the non-loaned Account Value of the Divisions of the Separate Account and the GPA at the price next determined after receipt in good order of the Withdrawal request, and will be processed within seven days. The Withdrawal amount attributable to a Division of the Separate Account or to the GPA may not exceed the non-loaned Account Value of the Division or GPA. If Death Benefit Option 1 or 3 is in effect, MassMutual will reduce the Face Amount by the amount of the Withdrawal unless satisfactory evidence of insurability is provided. A Surrender Charge is not assessed for a Withdrawal.


Policy Loan Privilege

General. After the first Policy Year, the Owner may obtain a loan from the Policy as long as the Account Value exceeds the total of any Surrender Charges. The Policy must be assigned to MassMutual as collateral for the loan. The maximum amount that can be borrowed at any time is 90% of the Policy's Account Value less any Surrender Charge. This is reduced by any outstanding Policy Debt, which includes accrued interest.

Source of Loan. The Policy loan amount requested is taken from the Divisions of the Separate Account and the GPA in proportion to the Account Value of each Division and the GPA (excluding any outstanding loans) on the date of the loan. Loaned amounts are taken from the Divisions by liquidating units and the resulting dollar amounts are transferred to the loaned portion of the GPA. We may delay the granting of any loan taken from the GPA for up to six months. We also may delay the granting of any loan from the Divisions of the Separate Account during any period that: (i) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (ii) trading is restricted; (iii) the SEC determines a state of emergency exists; or (iv) the Securities and Exchange Commission permits MassMutual to delay payment for the protection of our Owners.

Whenever total Policy Debt (which includes accrued interest) equals or exceeds the Account Value less Surrender Charges, MassMutual will send a notice to the Owner. This notice will state the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment of that amount plus a premium payment sufficient to keep the policy in force for three months, within 31 days after the date we mailed the notice, and if Policy Debt exceeds the Account Value less any Surrender Charges at the end of those 31 days, the Policy terminates without value.

Loan Interest Charged. At the time of Application, the Owner may select a loan interest rate of 5% or (in all jurisdictions except Arkansas) an adjustable loan rate. Each year MassMutual will set the adjustable rate that will apply for the next Policy Year. The maximum loan rate is based on the Monthly Average Corporate yield on seasoned corporate bonds as published by Moody's Investors Service, Inc., or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 4%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

Interest on Policy loans accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Divisions and the GPA in proportion to the non-loaned Account Value in each.

Repayment. All or part of any Policy Debt may be repaid at any time while at least one of the Insureds is living and while the Policy is in force. Any loan repayment made within 30 days of the policy Anniversary date pays policy loan interest due. Any other loan repayment first will be allocated to the GPA until the Owner has repaid all loan amounts that originated from the GPA. Additional loan repayments will be allocated according to the premium allocation factors in effect. Loan repayments must be clearly identified as such; otherwise they will be considered premium payments.

Any outstanding Policy Debt will be deducted from the proceeds payable at the second death or the surrender of the Policy.

Interest on Loaned Value. Any loaned amount is held in the GPA and earns interest at a rate determined by MassMutual, equal to the greater of 3% and the Policy loan rate less the Loan Interest Rate Expense Charge. This Charge is 2% on a guaranteed basis and 0.50% in Policy Years one through 10 and 0.25% in Policy Years 11 and later on a current basis.

Effect of Loan. A Policy loan affects the Policy since the Death Benefit and Net Surrender Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the Death Benefit and Net Surrender Value under the Policy by the amount of the repayment. Taking a Policy loan could have tax consequences. (See Policy Proceeds, Premiums and Loans.)

As long as a loan is outstanding, a portion of the Policy Account Value equal to the loan is held in the GPA. This amount is not affected by the Separate Account investment performance. The Account Value may be impacted since the portion of the Account Value equal to the Policy loan is credited with an interest rate declared by MassMutual rather than a rate of return reflecting the investment performance of the Division(s) of the Separate Account from which the loan was taken.


Free Look Provision

The Owner may cancel the Policy within 10 days after the Owner receives it, or within 45 days after the date of the Part 1 of Application for the Policy, whichever is latest.

The Owner should mail or deliver the Policy and Policy delivery receipt either to MassMutual's Administrative Office or to the agent who sold the Policy or to one of our agency offices. If the Policy is canceled in this fashion, a refund will be made to the Owner. The refund may be equal to the sum of: (i) any premium paid for this Policy; plus (ii) interest credited to this Policy under the Guaranteed Principal Account; plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us; minus (iv) any amounts withdrawn and any Policy Debt. Or, the refund may be equal to the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn. Check Your contract to determine which refund is applicable under Your Policy.


The Guaranteed Principal Account

An Owner may allocate some or all of the Net Premiums and transfer some or all of the Account Value in the Divisions of the Separate Account, to the Guaranteed Principal Account ("GPA"). Because of exemptive and exclusionary provisions, interests in MassMutual's General Account (which include interests in the Guaranteed Principal Account) are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and MassMutual has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the General Account. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Amounts allocated to the Guaranteed Principal Account become part of the General Account of MassMutual, which consists of all assets owned by MassMutual other than those in the Separate Account and other separate accounts of MassMutual. Subject to applicable law, MassMutual has sole discretion over the investment of the assets of its General Account.

MassMutual guarantees those amounts allocated to the GPA in excess of any Policy Debt (which includes accrued interest) will accrue interest daily at an effective annual rate at least equal to 3%. For amounts in the GPA equal to any Policy Debt, the guaranteed minimum interest rate is an effective annual rate of 3% or, if greater, the Policy loan rate less the Loan Interest Rate Expense Charge. This charge will not be greater than 2% per year. Such interest will be paid regardless of the actual investment experience of the GPA. Although MassMutual is not obligated to credit interest at a rate higher than the guaranteed minimum, it may declare a higher rate applicable for such periods as it deems appropriate.


When We Pay Proceeds

If the Policy has not terminated, payment of the Net Surrender Value is made within seven days, and payment of loan proceeds or the Death Benefit are made within seven days after we receive all required documents in a form satisfactory to us at our Administrative Office. But We can delay payment of the Net Surrender Value or any Withdrawal from the Separate Account or any loan proceeds attributable to the Separate Account during any period when: (i) it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings); or (ii) trading is restricted by the SEC; or (iii) the SEC declares an emergency exists; or (iv) the SEC, by order, permits us to delay payment in order to protect our Owners.

We may delay paying any Net Surrender Value, any Withdrawal, or any loan proceeds based on the GPA for up to six months from the date the request is received at our Administrative Office.

We can delay payment of the entire Death Benefit if payment is contested. We investigate all death claims arising within the two-year contestable period. We may investigate death claims arising beyond the two-year contestable period. Upon receiving the information from a completed investigation, We generally make a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

If payment of a Net Surrender or Withdrawal is delayed for 30 days or more, We add interest to the date of payment at the same rate it is paid under the interest payment option. Interest is paid on the Death Benefit from the date of death to the date of payment.


Federal Income Tax Considerations

Policy Proceeds, Premiums and Loans MassMutual believes the Policy meets the statutory definition of life insurance under Code Section 7702 and hence receives the same tax treatment as that accorded to fixed benefit life insurance. Thus, the Death Benefit under the Policy is generally excludible from the gross income of the Beneficiary under Section 101(a)(1) of the Code. As an exception to this general rule, where a Policy has been transferred for value, only the portion of the Death Benefit that is equal to the total consideration paid for the Policy may be excluded from gross income. The Owner is not deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until a full surrender or partial Withdrawal is made (unless the Policy is a "modified endowment contract," as discussed below).

Decreases in Face Amount and Withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) provides that where a reduction of future benefits occurs during the first 15 years after a Policy is issued and where there is a cash distribution associated with that reduction, the Owner may be taxed on all or a part of the amount distributed. Where the provisions of Code
Section 7702(f) do not cause a taxable event, a withdrawal is taxable only to the extent it exceeds the Owner's unrecovered premiums. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. MassMutual suggests You consult with your tax adviser in advance of a proposed decrease in Face Amount or Withdrawal as to the portion, if any, which would be subject to federal income tax.

A change of the Owner or the Insured(s) or an exchange or assignment of the Policy may have tax consequences depending on the circumstances.

MassMutual also believes that under current law any loan received under the Policy will be treated as Policy Debt of an Owner, and that no part of any loan under a Policy will constitute income to the Owner unless the Policy has become a "modified endowment contract." If the Policy is a modified endowment contract under Code Section 7702A, loans will be fully taxable to the extent of any income in the Policy and could be subject to an additional 10 percent tax. In general, income in the policy is defined as the excess of the Account Value (both loaned and unloaned) over previously unrecovered premiums paid. See the discussion on modified endowment contracts below. Under the "personal" interest limitation provisions of the Tax Reform Act of 1986, interest on Policy loans used for personal purposes, which otherwise meet the requirements of Code
Section 264, will no longer be tax-deductible. However, other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax adviser for further guidance.

If the Policy is owned by a business or corporation, the 1986 Act may impose additional restrictions. The Act limits the interest deduction available for loans against a business-owned Policy. It imposes an indirect tax on the gain in corporate-owned life insurance policies by way of the corporate alternative minimum tax for those corporations subject to the alternative minimum tax. The corporate alternative minimum tax also could apply to a portion of the amount by which Death Benefits received exceed the Policy's date-of-death Net Surrender Value.

Federal estate and gift and state and local estate and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

MassMutual cannot make any guarantee regarding the future tax treatment of any Policy. For complete information on the impact of changes with respect to the Policy and federal and state tax considerations, a qualified tax adviser should be consulted.

The ultimate effect of federal income taxes on values under this Policy and on the economic benefit to the Owner or Beneficiary depends on MassMutual's tax status and on the tax status of the individual concerned. The discussion contained herein is general in nature and is not an exhaustive discussion of all tax questions that might arise under the Policy, and is not intended as tax advice. Moreover, no representation is made as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. MassMutual reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes. For complete information on federal and state tax law considerations, You should consult a qualified tax adviser. No attempt is made herein to consider any applicable state or other tax laws.

Charges for Federal Taxes. MassMutual currently does not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to provide for the future federal income tax liability of the Separate Account.

Upon a full surrender of a Policy for its Net Surrender Value, the Owner may recognize ordinary income for federal income tax purposes. Ordinary income is computed to be the amount by which the Account Value, unreduced by any outstanding Policy Debt but less any Surrender Charges assessed, exceeds the premiums paid but not previously recovered and any other consideration paid for the Policy.

Modified Endowment Contracts. Contrary to the rules described above, loans, collateral assignments, and other amounts distributed under a "modified endowment contract" are taxable to the extent of any accumulated income in the Policy. In general, the amount that may be subject to taxation is the excess of the Account Value (both loaned and unloaned) over the previously unrecovered premiums paid. Death benefits paid under a modified endowment contract, however, are not taxed any differently than death benefits payable under other life insurance contracts.

A Policy is a modified endowment contract if it satisfies the definition of life insurance in the Internal Revenue Code but fails the additional "7-pay test." A Policy fails this test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing guaranteed benefits upon the payment of seven level annual premiums. Also, a Policy that would otherwise satisfy the 7-pay test will be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require a Policy to be retested to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be retested as if it originally had been issued with the reduced death benefit. If the premiums actually paid into the Policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the Policy will become a modified endowment contract. This classification change is effective retroactively to the Policy Year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the Policy is in force will require the Policy to be re-tested to determine whether it continues to meet the 7-pay test. A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits. A material change does not include an increase in death benefit attributable to the payment of premiums necessary to fund the lowest level of death benefit payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

Since the Policy provides for flexible premium payments, the Company has instituted procedures to monitor whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans.

If any amount is taxable as a distribution of income under a modified endowment contract, it also will be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual Owners. The penalty tax will not apply to distributions: (i) made on or after the date the taxpayer attains age 59 1/2; or (ii) attributable to the taxpayer becoming disabled; or
(iii) part of a series of substantially equal periodic payments (made at least annually) made for the life or life expectancy of the taxpayer. For complete information about modified endowment contract status, a qualified tax adviser should be consulted.

Once a Policy fails the 7-pay test, loans and distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, a recapture provision applies to loans and distributions received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure.

Under certain circumstances, a loan, collateral assignment, or other distribution under a modified endowment contract may be taxable even though it exceeds the amount of income accumulated in the Policy. For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same Owner by an insurer and its affiliates within the same calendar year. Therefore, loans, collateral assignments, and distributions from any one such Policy are taxable to the extent of the income accumulated in all the Policies required to be aggregated.

Qualified Plans. The Policy may be used in conjunction with certain tax-qualified employee benefit plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with any such qualified plan until a competent tax adviser has been consulted. The Policy may not be used in conjunction with an Individual Retirement Account (IRA).

Diversification Standards. To comply with final regulations under Code Section 817(h) ("Final Regulations"), each Fund of the Trusts is required to diversify its investments. The Final Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Fund's assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro rata portion of each asset of a Fund as an asset of the Separate Account. All securities of the same issuer are treated as a single investment. However, each government agency or instrumentality is treated as a separate issuer.

With respect to variable life insurance contracts, the general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury securities, and for purposes of determining whether assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in United States Treasury securities. Notwithstanding this modification of the general diversification requirements, the Funds of the Trusts will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with the general standards.

In connection with the issuance of the temporary regulations prior to the Final Regulations, the Treasury announced that such temporary regulations did not provide guidance concerning the extent to which Owners may direct their investments to particular Divisions of a separate account. Regulations in this regard were not issued in connection with the Final Regulations, however. It is not clear, at this time, what future regulations might provide. It is possible, if future regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, MassMutual reserves the right to modify the Policy, as necessary, to prevent the Owner from being considered the owner of the assets of the Separate Account.

MassMutual intends to comply with the Final Regulations to assure the Policy continues to qualify as life insurance for federal income tax purposes.

Your Voting Rights


As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, the Owner is entitled to give MassMutual instructions as to how shares of the Funds held in the Separate Account (or other securities held in lieu of such shares) deemed attributable to the Policy shall be voted at meetings of shareholders of the Funds of the Trusts. Those persons entitled to give voting instructions are determined as of the record date for the meeting.

The number of shares of the Funds held in the Separate Account deemed attributable to the Policy during the lifetimes of the Insureds are determined by dividing the Policy's Account Value held in each Division of the

Separate Account, if any, by $100. Fractional votes are counted.

Owners receive proxy material and a form on which Owner instructions may be given. Shares of the Funds held by the Separate Account for which no effective Owner instructions have been received are voted for or against any proposition in the same proportion as the shares for which instructions have been received.

Reservation of Rights

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, we will seek approval by Owners.

Specifically, we reserve the right to:
 .    Create new Divisions of the Separate Account;
 .    Create new Separate Accounts;
 .    Combine any two or more Separate Accounts;
 .    Make available additional Divisions of the Separate Account investing in additional investment companies;
 .    Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;
 .    Operate the Separate Account as a management investment company under the
     Investment Company Act of 1940 or in any other form permitted by law; and
 .    De-register the Separate Account under the Investment Company Act of 1940 in the event such registration is no longer required;
 .    Substitute one or more Funds for other funds with similar investment objectives;
 .    Delete Funds.

MassMutual also reserves the right to change the name of the Separate Account.

We have reserved all rights to the name MassMutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we also may withdraw this right.

Additional Benefits You Can Get by Rider

At the Owner's request, the Policy can include additional benefits we approve based on our standards and limits for issuing insurance and classifying risks. An additional benefit is provided by rider and is subject to the terms of both the rider and the Policy. The cost of any rider is deducted as part of the Monthly Charges. Subject to state availability, the following riders are available.

Policy Split Option Rider. This rider allows the Owner, while both Insureds are living, to exchange the Policy for two new policies, one on the life of each Insured, without evidence of insurability. Each new policy may be a fixed premium permanent life policy or a flexible premium adjustable life policy. This right will be available for the six-month period beginning on:

 .    The date six months after the effective date of a final decree of divorce, issued by a court of competent jurisdiction, ending the Insureds' marriage to each other, if the decree first becomes effective at least one year after the Policy Issue Date, and remains in effect during the entire six-month period after it first becomes effective.

 .    The date either Section 2056 of the Internal Revenue Code (I.R.C.) is nullified or amended to eliminate or reduce by at least 50% the Insureds' federal estate tax marital deduction; or the maximum federal estate tax rate given in I.R.C. Section 2001 is reduced to half the rate in effect on the Policy Issue Date of this Policy.

 .    If this Policy Owner is a corporation or partnership, the effective date the corporation or partnership dissolves.

The new policies must meet the policy requirements in effect at the time of the exchange. The face amount of each new policy will be one-half the face Amount of this Policy at the time of the split. The policy date of each new policy will be the date of exchange. The issue age of each Insured will be the age of each Insured on the birthday nearest the policy date. This rider may be attached to the Policy at the time of issue as long as the younger Insured is younger than age 80, the older insured is younger than age 85, and the insurance risk class of neither Insured is uninsurable.

There is a one-time charge for this Rider at the time of attachment. It is equal to eight percent of the first year premium.

Estate Protection Rider. This rider may be attached to the Policy at the time of issue. It provides an additional Death Benefit during the first four Policy Years if both Insureds die during this period. The Owner selects the Face Amount of the rider subject to a minimum of $25,000 and a maximum of 125% of the Policy's Initial Face Amount.

A charge equal to the policy Insurance Charge multiplied by the Face Amount of the rider divided $1,000

Payment Options

The Policy proceeds (the Death Benefit or the Net Surrender Value) can be paid in cash, or if elected, all or part of these proceeds can be placed under one or more of the following payment options. The minimum amount that can be applied under a payment option is $2,000. If the periodic payment under any option is less than $20, we reserve the right to make payments at less-frequent intervals. None of these benefits depends on the performance of the Separate Account or the GPA. For additional information concerning these options, see the Policy. The following payment options are currently available.

----------------------------------------------------------------------------------------------------------------------------------
Installments for a Specified Period       Equal monthly payments will be made for any period selected, up to 30 years. The amount of each payment depends on the total amount applied, the period selected, and the monthly income rates We are using when the first payment is due.
----------------------------------------------------------------------------------------------------------------------------------
Life Income                               Equal monthly payments will be based on the life of a named person.  Payments will continue for the lifetime of that person.  Income with or without a minimum payment period may be elected.
----------------------------------------------------------------------------------------------------------------------------------
Interest                                  We will hold any amount applied under this option. Interest on the amount will be paid at an effective annual rate determined by us. This rate will not be less than 3%.
----------------------------------------------------------------------------------------------------------------------------------
Installments of Specified Amount          Each payment will be made for an agreed fixed amount.  The total amount paid during the first year must be at least 6% of the total amount applied.  Interest will be credited each month on the unpaid balance and added to it. This interest will be an effective annual rate determined by us, but not less than 3%. Payments continue until the balance we hold is reduced to an amount less than the agreed fixed amount.  The last payment will be for the balance only.
----------------------------------------------------------------------------------------------------------------------------------
Life Income with Payments                 Equal monthly payments will be based on the life of a named person.  Payments will be
Guaranteed for Amount Applied             made until the total amount paid equals the amount applied, and as long thereafter as the named person lives.
----------------------------------------------------------------------------------------------------------------------------------
Joint Lifetime Income with Reduced        Monthly payments will be based on the lives of two named persons.  Payments at the
Payments to Survivor                      initial level will continue while both are living, or for 10 years if longer. When one dies (but not before the 10 years has elapsed), payments are reduced by one-third and will continue at that level for the lifetime of the other. After the 10 years has elapsed, payments stop when both named persons have died.
----------------------------------------------------------------------------------------------------------------------------------

Withdrawal Rights Under Payment Options. If provided in the payment option election, all or part of the unpaid balance under the Fixed Amount or Interest Payment Option may be withdrawn or applied under any other option. No part of the payments under the Fixed Time Payment Option or payments that are based on a named person's life may not be withdrawn.

Beneficiary

A Beneficiary is any person named on our records to receive insurance proceeds at the second death. The Beneficiary is named in the application for the Policy. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

Any Beneficiary may be named an Irrevocable Beneficiary. An Irrevocable Beneficiary is one whose consent is needed to change that Beneficiary. The consent of any Irrevocable Beneficiary is needed to exercise any Policy right except the rights to change the frequency of Planned Premiums and Reinstate the Policy after termination.

The Owner may change the Beneficiary during either Insured's lifetime by writing to our Administrative Office. Generally, the change will take effect as of the date of the request. If no Beneficiary is living at the second death, unless provided otherwise, the Death Benefit is paid to the Owner or, if deceased, to the Owner's estate.

Assignment

The Policy may be assigned as collateral for a loan or other obligation. For any assignment to be binding on MassMutual, however, We must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment

Limits on Our Right to Challenge the Policy

Except for any policy change or reinstatement requiring evidence of insurability, we cannot contest the validity of the policy:

 .    with respect to any material misrepresentation in the application regarding the insurability of Insured No. 1, once the policy has been in force during the lifetime of Insured No. 1 for two years after the its Issue Date; or

 .    with respect to any material misrepresentation in the application regarding the insurability of Insured No. 2, once the policy has been in force during the lifetime of Insured No. 2 for two years after the its Issue Date.

For any policy change or reinstatement requiring evidence of insurability, we cannot contest the validity of the change or reinstatement with respect to each Insured after the change has been in effect for two years during the lifetime of that Insured.

Error of Age or Sex

If either Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide according to the most recent Monthly Charge for the correct date of birth and correct sex.

Suicide

Suicide within two years of the Policy Date is not covered by the Policy. If either Insured dies by suicide, while sane or insane, within two years from the Issue Date or Reinstatement Date, the policy will terminate. We will refund the amount of all premiums paid, less any Withdrawals and Policy Debt. If either Insured, while sane or insane, dies by suicide within two years after the effective date of any increase in the Face Amount, the increase will terminate and We will refund the Monthly Charges for that increase. However, if a refund was payable as the result of suicide during the first two years following the Issue Date or the Reinstatement Date of the Policy, there is no additional refund for any Face Amount increase.

Sales And Other Agreements

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, MA 01144-1013, is the principal underwriter of the Policy pursuant to an Underwriting and Servicing Agreement to which MML Distributors, MassMutual and the Separate Account are parties. MML Investors Services, Inc. ("MMLISI"), also located at 1414 Main Street, Springfield, MA 01144-1013, serves as the co-underwriter of the Policy Both MML Distributors and MMLISI are registered with the Securities and Exchange Commission (the "SEC") as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD").

MML Distributors may enter into selling agreements with other broker-dealers that are registered with the SEC and are members of the NASD ("selling brokers"). MassMutual sells the Policy through agents who are licensed by state insurance officials to sell the Policy. These agents also are registered representatives of selling brokers or of MMLISI. The Policy is offered in all states where MassMutual is authorized to sell variable life insurance.

The Company also may contract with independent third party broker-dealers who may act as wholesalers by assisting the company in finding Broker-dealers to offer and sell the Policies. These parties also may provide training, marketing and other sales related functions for the Company and other broker-dealers and may provide certain administrative services to the Company in connection with the Policies. The Company may pay such parties compensation based on premium payments for the Policies purchased through broker-dealers selected by the wholesaler. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

When an application for the Policy is completed, it is submitted to MassMutual. MassMutual performs suitability and insurance underwriting and determines whether to accept or reject the application for the Policy and the Insureds' risk classifications. If the application is not accepted, MassMutual will refund any premium paid.

Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters of the Policy.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

Compensation

Writing agents will receive commissions based on a commission schedule and rules. Some commissions are paid as a percentage of the premium paid in each Policy Year.

These commissions distinguish between premiums up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the issue ages, sexes, and risk classifications of the Insureds. Commissions also are paid as a percentage of the average monthly Account Value in each Policy Year. The maximum commission percentages are as follow.


                 Premium-based Commissions
--------------------------------------------------------------
Coverage Year 1           50%  of  premium  paid  up  to  the
                          Target Premium

                          3% of premium  paid over the Target
                          Premium

Coverage Years 2-5        5%  of  premium   paid  up  to  the
                          Target Premium

                          3% of premium  paid over the Target
                          Premium

Coverage Years 6-10       3% of all premium paid

Coverage Years 11 and     No premium-based commission paid
beyond
--------------------------------------------------------------

                   Asset-based Commissions
--------------------------------------------------------------
Policy Years 2 and beyond       0.20% of the average  monthly
                                Account  Value in each Policy
                                Year
--------------------------------------------------------------

Agents under financing agreements with a general agent of MassMutual may be compensated differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives of MMILISI also may receive commission overrides, allowances and other compensation.

While the compensation payable to broker-dealers for sales of Policies may vary with the sales agreement and level of production, they generally are expected to be comparable to the aggregate compensation paid to company agents and general agents.

Bonding Arrangement

An insurance company blanket bond is maintained providing $50,000,000 coverage for officers and employees of MassMutual and C.M. Life (subject to a $350,000 deductible) and $50,000,000 for MassMutual's general agents and agents (also subject to a $350,000 deductible).

Legal Proceedings

We are not currently involved in any legal proceedings that would have a material impact on the Policy.

Experts

The audited financial statements of MassMutual included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., Springfield, Massachusetts 01101, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters in the Prospectus have been examined by Craig Waddington, FSA, MAAA. An opinion on actuarial matters is filed as an exhibit to the registration statements We filed with the SEC.

III.  ADDITIONAL INFORMATION

MassMutual

MassMutual is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. Its Home Office is located in Springfield, Massachusetts. MassMutual is licensed to transact life, accident, and health business in all fifty states of the United States, the District of Columbia, Puerto Rico, and certain provinces of Canada. As of December 31, 1996, MassMutual had total contingency reserves in excess of $2.6 billion and consolidated assets of $55.8 billion.

MassMutual's Tax Status. MassMutual is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Segment and the Separate Account are not separate entities from MassMutual and its operations form a part of MassMutual.

Investment income and realized capital gains on the assets of the Segment are reinvested and taken into account in determining Account Value. The investment income and realized capital gains are applied automatically to increase book reserves associated with the Policy. Under existing federal income tax law, the Segment's investment income, including net capital gains, is not taxed to MassMutual to the extent it is applied to increase reserves associated with the Policy. The reserve items taken into account at the close of the taxable year for purposes of determining net increases and net decreases must be adjusted for tax purposes by subtracting any amount attributable to appreciation in the value of assets and by adding any amount attributable to depreciation. MassMutual's basis in the Policy's share of the assets underlying the Segment will be adjusted for appreciation or depreciation, to the extent the reserves are adjusted. Thus, corporate-level capital gains and losses, and the tax effect thereof, are eliminated.

Due to MassMutual's current tax status, no charge is made to the Segment for MassMutual's federal income taxes that may be attributable to the Segment. Periodically, MassMutual reviews the question of a charge to the Segment for MassMutual's federal income taxes. A charge may be made for any federal income taxes incurred by MassMutual and attributable to the Segment. Depending on the method of calculating interest on Policy values allocated to the Guaranteed Principal Account (see preceding section), a charge may be imposed for the Policy's share of MassMutual's federal income taxes attributable to that account.

Under current laws, MassMutual may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, MassMutual reserves the right to charge the Separate Account for taxes, if any, attributable to the Separate Account.

Records and Reports

All records and accounts relating to the Separate Account and the GPA are maintained by MassMutual. Each year within the 30 days following the Policy Anniversary, MassMutual will mail You a report showing the Account Value at the beginning of the previous Policy Year, all premiums paid since that time, all additions to and deductions from the Account Value during the year, and the Account Value, Death Benefit, Net Surrender Value and Policy Debt as of the last Policy Anniversary. This report contains any additional information required by any applicable law or regulation.

The Separate Account

The Separate Account was established on February 2, 1995, as a separate investment account of MassMutual by MassMutual's Board of Directors in accordance with the laws of the State of Massachusetts. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, and meets the definition of a "separate account" in that statute. Registration does not involve supervision of the management or investment practices of either the Separate Account or of MassMutual. A separate segment for the Policies (the "Segment") was established on November 12, 1997 and has been divided into 13 Divisions. Each Division invests in a corresponding series of shares of a designated Fund of either MML Trust, Oppenheimer Trust, Variable Insurance Products Fund II (managed by Fidelity Management & Research Company), T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc. MassMutual may establish additional divisions within the Separate Account in the future, which may invest in other investment funds, including those of MML Trust, Oppenheimer Trust, (Fidelity) Variable Insurance Products Fund II, T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc., or in any other investment fund MassMutual deems to be appropriate.

MassMutual owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the Policies funded by the Separate Account. The income, gains, or losses, realized or unrealized, of the Separate Account are credited to or charged against the assets held in the Separate Account without regard to the other income, gains, or losses of MassMutual. Assets in the Separate Account attributable to the reserves and other liabilities under the Policies are not chargeable with liabilities arising from any other business conducted by MassMutual. MassMutual may transfer to its General Account; however, any assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Policy are general corporate obligations of MassMutual. MassMutual may accumulate in the Separate Account proceeds from various Policy charges and investment results applicable to those assets.

MML Trust and Oppenheimer Trust

The MML Trust is a no-load, open-end, management investment company registered under the Investment Company Act of 1940. The Oppenheimer Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940.

Both the MML Trust and the Oppenheimer Trust provide an investment vehicle for the separate investment accounts of variable life and variable annuity contracts offered by companies such as MassMutual. Shares of the MML Trust and the Oppenheimer Trust are not offered to the general public.

The assets of certain variable annuity separate accounts for which MassMutual or an affiliate is the depositor are invested in shares of the MML Trust's and Oppenheimer Trust's Funds. Because these separate accounts are invested in the same underlying Funds, it is possible material irreconcilable conflicts could arise between Policy Owners and owners of the variable annuity contracts. Possible conflicts could arise if: (i) state insurance regulators should disapprove or require changes in investment policies, investment advisers or principal underwriters or if MassMutual should be permitted to act contrary to actions approved by holders of the Policies under rules of the

Securities and Exchange Commission; (ii) adverse tax treatment of the Policies or the variable annuity contracts would result from utilizing the same underlying funds; (iii) different investment strategies would be more suitable for the variable annuity contracts than for the Policies; or (iv) state insurance laws or regulations or other applicable laws would prohibit the funding of both the Separate Account and other investment accounts by the same Funds. The Board of Trustees of each Trust will follow monitoring procedures that have been developed to determine whether material conflicts have arisen. If it is determined a conflict exists, the Trustees will notify MassMutual and OppenheimerFunds and appropriate action will be taken to eliminate such irreconcilable conflicts.

MassMutual purchases the shares of each Fund for the corresponding Division at net asset value. All dividends and capital gain distributions received from a Fund are automatically reinvested in that Fund at net asset value, unless MassMutual, on behalf of the Separate Account, elects otherwise. Shares of the MML Trust and the Oppenheimer Trust will be redeemed by MassMutual at their net asset values to the extent necessary to make payments under the Policies.

Variable Insurance Product Fund II

Variable Insurance Product Fund II ("Fidelity VIP II"), managed by Fidelity Management & Research, is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988 and is registered with the SEC under the 1940 Act. One of its investment portfolios, the Contrafund Portfolio, is available under this Policy.

T. Rowe Price Equity Series, Inc.

The T. Rowe Price Equity Series, Inc. (the "Corporation") was incorporated in Maryland in 1994, and is a diversified, open-end investment company, or mutual fund. Currently, the corporation consists of four series, each representing a separate class of shares having different objectives and investment policies. One of series, the Mid-Cap Growth Portfolio, is available under this Policy.


American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. is part of American Century Investments, a family of funds that includes nearly 70 no-load mutual funds covering a variety of investment opportunities. Variable Portfolios offers its shares only to insurance companies to fund the benefits of variable annuity or variable life insurance contracts. One of the funds, VP Income and Growth, is offered under this Policy.

Following is a chart illustrating the risk profiles of the investment options available, and a summary of the investment objectives of each Fund. Please note there can be no assurance any Fund will achieve its objectives. More detailed information concerning these investment objectives is contained in the accompanying prospectuses of the MML Trust and Oppenheimer Trust, including information on the risks associated with the investments, the investment techniques of each of the Funds, and the deduction of expenses applicable to each of the Funds.


                                                    INVESTMENT PREFERENCE CHART
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              Oppenheimer Global Securities Fund
                                                                                        Contrafund Portfolio
                                                                                           Oppenheimer Capital Appreciation Fund
                                                                                    MML Small Cap Equity Value Fund
                                                                                    T. Rowe Price Mid-Cap Growth Portfolio
                                                                                     Oppenheimer Growth Fund
                                                                                 American Century VP Income & Growth
                                                                         MML Equity Fund
                                                                     MML Equity Index Fund
                                                     MML Blend Fund
                                              Oppenheimer Strategic Bond Fund
                                         MML Managed Bond Fund
                  MML Money Market Fund
Guaranteed Principal Account
--------------------------------------------------------------------------------------------------------------------------------
Conservative                           Less Conservative                Moderate             Aggressive       More Aggressive

Conservative: Investment goal is preservation of principal, while incurring little or no risk.
Less Conservative: Investment goal is primarily preservation of principal, with some desire for growth.
Moderate: Investment goal is growth, while seeking some preservation of principal.
Aggressive: Investment goal is growth, with more tolerance for risk.
More Aggressive: Investment goal is significant growth over the long-term, with short-term fluctuations in value expected

MML Money Market Fund
MML Money Market Fund seeks to achieve high current income, while preserving capital, and liquidity. This Fund invests in short-term debt instruments, including but not limited to commercial paper, certificates of deposit, bankers' acceptances, and obligations of the United States government, its agencies and instrumentalities.

MML Managed Bond Fund
MML Managed Bond Fund seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital values. This Fund invests primarily in publicly issued, readily marketable, fixed income securities of maturities MassMutual deems appropriate from time to time in light of market conditions and prospects.

Oppenheimer Strategic Bond Fund
Oppenheimer Strategic Bond Fund seeks a high level of current income principally derived from interest on debt securities; and seeks to enhance such income by writing covered call options on debt securities. The Fund invests principally in: (i) foreign government and corporate debt securities; (ii) U.S. Government securities; and (iii) lower-rated, high-risk high-yield debt securities. This Fund's investments may be considered speculative.

For information concerning the risks associated with this Fund's investments, please refer to the accompanying prospectus for the Oppenheimer Trust.

MML Blend Fund
MML Blend Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital values. This Fund invests in a portfolio of common stocks and other equity-type securities, bonds and other debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding one year.

MML Equity Index Fund
MML Equity Index Fund seeks to provide investment results that correspond to the price and yield performance of the publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or the McGraw-Hill Companies, Inc.)

MML Equity Fund
MML Equity Fund seeks to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. A secondary objective is the preservation of capital when business and economic conditions indicate investing for defensive purposes is appropriate. The assets of this Fund are expected to be invested primarily in common stocks and other equity-type securities.

American Century VP Income & Growth
The investment objective of VP Income & Growth is dividend growth, current income and capital appreciation. The fund will seek to achieve its investment objective by investing in common stocks

Oppenheimer Growth Fund
Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends, and are issued by seasoned companies, namely those having an operating history of at least five years, including predecessors. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds.

T. Rowe Price Mid-Cap Growth Portfolio
The Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. The fund focuses on companies with superior earnings growth potential that are no longer considered new or emerging, but may still be in the dynamic phase of their life cycles.

MML Small Cap Value Equity Fund
This fund seeks to earn a high rate of return over an extended period. The fund invests primarily in stocks of smaller capitalization companies with some unique product, market position, or operating characteristic which, in the portfolio manager's opinion distinguishes them and will result in above-average returns.

Oppenheimer Capital Appreciation Fund
Oppenheimer Capital Appreciation Fund seeks capital appreciation. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds. In seeking this objective the Fund will emphasize investment in securities of "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for an increased demand for the particular company's products or services.

Contrafund Portfolio
This fund seeks capital appreciation by investing in companies believed to be undervalued due to an overly pessimistic appraisal by the public. This fund may be appropriate for policyowners who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The fund is designed for those who are looking for an investment approach that follows a contrarian philosophy.

Oppenheimer Global Securities Fund
Oppenheimer Global Securities Fund seeks long-term capital appreciation through investing a substantial portion of its invested assets in securities of foreign issuers, growth-type companies and special investment opportunities, such as anticipated acquisitions, mergers or other unusual developments, which are considered by OFI, in its capacity as investment manager of the Funds, to have appreciation possibilities. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock, convertible bonds and American Depository Receipts. Current income is not an investment objective of the Oppenheimer Global Securities Fund.

The Investment Advisers

MassMutual serves as investment manager of each of the MML Funds pursuant to investment management agreements. Concert Capital Management, Inc. ("Concert") served as the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund from 1993-1996. Concert merged with and into David L. Babson & Company, Inc. ("Babson") effective December 31, 1996. Both Concert and Babson are wholly-owned subsidiaries of Babson Acquisition Corporation, which is a controlled subsidiary of MassMutual. Effective January 1, 1997, Babson became the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund. Both MassMutual and Babson are registered investment advisers under the Investment Advisers Act of 1940.

MassMutual entered into a sub-advisory agreement with Mellon Equity whereby Mellon Equity manages the investment and reinvestment of the assets of the MML Equity Index Fund.

OppenheimerFunds, Inc. ("OFI") is an investment adviser organized under the laws of Colorado as a corporation; it was originally organized in 1959. It (including a subsidiary) currently advises U.S. investment companies with assets aggregating over $62 billion as of December 31, 1996, with over three million shareholder accounts. OFI is owned by Oppenheimer Acquisition Corporation, a holding company owned in part by senior management of OFI and ultimately controlled by MassMutual. OFI serves as investment adviser to the Oppenheimer Trust. OFI is registered as an investment adviser under the Investment Advisers Act of 1940. OFI serves as Investment Adviser to the Oppenheimer Funds.

Citibank N.A., with its home office located at 111 Wall Street, New York, NY, 10005, acts as custodian for the MML Trust. Bank of New York, with its home office at One Wall Street, New York, NY 10015, acts as custodian for the Oppenheimer Trust.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies, certain wholly-owned subsidiaries of MassMutual, and various employee benefit plans. MassMutual is the investment sub-adviser to Oppenheimer Investment Grade Bond Fund and Oppenheimer Value Stock Fund, open-end management investment companies.

Fidelity Management & Research Company (FMR) is the investment adviser to the Contrafund Portfolio. FMR is the management arm of Fidelity Investments which was established in 1946. Fidelity Investments has its principal business address at 82 Devonshire Street, Boston, Massachusetts. FMR handles the Contrafund business affairs and, with the assistance of affiliates, chooses the fund's investments. Fidelity Management & Research (U.K.) Inc, in London, England, and Fidelity Management & Research (Far East) Inc, serve as sub-advisers for the Contrafund.

T. Rowe Price Associates, Inc (T. Rowe Price) is the investment adviser to the
T. Rowe Price Mid-Cap Growth Portfolio. T. Rowe Price was founded in 1937. The
T. Rowe Price Equity Series, Inc. (the Corporation) was incorporated in Maryland in 1994, and is a diversified, open-end investment company. The Corporation is governed by a Board of Directors that meets regularly to review the fund's investments, performance, expenses, and other business affairs. The policy of the Corporation is that a majority of Board members will be independent of T. Rowe Price.

American Century Investment Management, Inc. is the investment adviser to the American Century VP Income & Growth fund. Under the laws of the state of Maryland, the Board of Directors is responsible for managing the business and affairs of the fund. Acting pursuant to an investment management agreement entered into with the fund, American Century Investment Management, Inc. serves as the manager of the fund. Its principal place of business is American Century Tower, 4500 Main Street, Kansas City, Missouri. The manager has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958.

Appendix A

Definition of Terms

Account Value: The sum of the Variable Account Value and the Fixed Account Value of the Policy.

Administrative Office: MassMutual's Administrative Office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

Attained Age: The Issue Age of an Insured plus the number of completed Policy Years.

Beneficiary(ies): The person or persons specified by the Owner to receive some or all of the Death Benefit at the second death.

Death Benefit: The amount paid following receipt of due proof of the death of both Insureds. The amount is equal to the benefit provided by the Death Benefit Option in effect on the date of the second death less any Policy Debt outstanding and any unpaid premium.

Death Benefit Option: The Policy offers three Death Benefit Options for determination of the amount of the Death Benefit. The Death Benefit Option is elected at time of application and, subject to certain requirements, may be changed at a later date.

Expense Premium: The level of Premium Payment used to determine the Premium Expense Charges. The Expense Premium is based on the Issue Ages, sexes, and risk classifications of the Insureds in effect at the time of any Premium payment.

Fixed Account Value: The current Account Value that is allocated to the Guaranteed Principal Account.

Free Look Period: The Period during which an Owner may return the Policy for cancellation and refund.

Guaranteed Principal Account ("GPA"): Part of our General Account, the GPA is a fixed account to and from which the Owner may make allocations and transfers.

Initial Face Amount: The amount of insurance coverage issued under the Policy. Subject to certain limitations, the Owner may change the Face Amount after issue.

Initial Net Premium: The Premium received before or at delivery of the Policy, reduced by the Premium Expense Charge.

Insureds:  The two persons whose lives this Policy insures.

Issue Age: The age of an Insured at his or her birthday nearest the Policy Date.

Issue Date: The date on which the suicide and contestability periods begin.

Minimum Death Benefit: The Death Benefit determined in accordance with the applicable Death Benefit Compliance Test. The applicable Test is either the Cash Value Test or the Guideline Premium Test, as chosen at the time of application.

Monthly Charge Date: The monthly date on which the Monthly Charges for the Policy are deducted from the Account Value. The first Monthly Charge Date is the Policy Date, and subsequent Monthly Charge Dates are on the same day of each succeeding calendar month.

Monthly Charges: The charges assessed against the Policy Account Value on each Monthly Charge Date.

Net Premium: The premium payment less the Premium Expense Charge we deduct.

Net Surrender Value: The amount payable to an Owner upon surrender of the Policy. It is equal to the Account Value less any surrender charges that apply and less any Policy Debt.

Owner: The person or entity that owns the Policy.

Policy: The survivorship flexible premium adjustable variable life insurance policy offered by MassMutual and described in this Prospectus.

Policy Anniversary Date: An anniversary of the Policy Date.

Policy Date: The date shown on the Policy that is the starting point for determining Policy Anniversary Dates, Policy Years, and Monthly Charge Dates.

Policy Debt: All outstanding Policy loans plus accrued loan interest.

Policy Value: The Account Value less any outstanding Policy Debt during the first three Policy Years. It is equal to the Net Surrender Value in years four and later.

Policy Year: A twelve-month period commencing with the Policy Date or a Policy Anniversary Date.

Safety Test: On any day during the Guarantee Periods as shown on the Policy Specifications page of Your Policy, the Safety Test is met if the result of premiums paid less amounts withdrawn, accumulated with interest to that day, equals or exceeds the Guarantee Period premium requirement as shown on the Policy Specification page of Your Policy accumulated with interest to that date.

Second Death: The death of the surviving Insured.

Separate Account: The Policies' designated segment of the "MassMutual Variable Life Separate Account I" established by MassMutual under the laws of Massachusetts and registered as a unit investment trust with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940, as amended ("1940 Act"). The Separate Account is used to receive and invest Net Premiums for this Policy.

Subsequent Net Premium: Any premium received after the Policy is delivered, reduced by the Premium Expense Charge

Target Premium: The level of premium payments used to determine commission payments and surrender charges. The Target Premium is based on the Issue Ages, sexes, and risk classifications of the Insureds.

Valuation Date: A date on which the net asset value of the shares of each Division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading

Valuation Period: The period, consisting of one or more days, from one Valuation Date to the next succeeding Valuation Date.

Valuation Time: The time of the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on a Valuation Date. All actions that are to be performed on a Valuation Date will be performed as of the Valuation Time.

Variable Account Value: The total of the values of the Accumulation Units credited to the Policy in each Division of the Separate Account multiplied by the Owner's number of units in that Division.

We: Refers to MassMutual.

Year of Coverage: For the Initial Face Amount, each Policy Year is a Year of Coverage. For any increase in the Face Amount, each Year of Coverage is measured from the effective date of the increase.

You: Refers to the Owner

Appendix B

Examples of Death Benefit Option Changes

Example I - Change from Option 2 to Option 1

For a change from Option 2 to Option 1, the Face Amount is increased by the amount of the Account Value on the effective date of the change. For example, if the Policy has a Face Amount $500,000 and an Account Value of $25,000, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value, or $525,00. If the Owner changes from Option 2 to Option 1, the Death Benefit under Option 1 is equal to the Policy Face Amount. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1.

Example II - Change from Option 3 to Option 1

For a change from Option 3 to Option 1, the Face Amount is increased by the amount of the Premiums paid to the effective date of the change. For example, if a Policy has a Face Amount of $500,000, and premium payments of $12,000 have been made to-date, the Policy Death Benefit under Option 3 is equal to the Face Amount plus the Premiums paid, or $512,000. If the Owner changes from Option 3 to Option 1, the death Benefit under Option 1 is equal to the Policy Face Amount. Since the death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1.

Example III- Change from Option 1 to Option 2

For a change from Option 1 to Option 2, the Face Amount will be decreased by the amount of Account Value on the effective date of the change. For example, if the policy has a Face Amount of $700,000 and an Account Value of $25,000, under Option 1 the Death Benefit is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 2, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value. Since the Death Benefit does not change as the result of a Death Benefit Option change, the Face Amount will be decreased by $25,000 to $675,000, and the Death Benefit under Option 2 after the change will remain $700,000.

Example IV - Change from Option 1 to Option 3

For a change from Option 1 to Option 3, the Face Amount will be decreased by the amount of the Premiums paid to the effective date of the change. For example, if the Policy has a Face Amount of $700,000 and Premiums paid to-date are $30,000, the Death Benefit under Option 1 is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the premium paid to-date. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be decreased from $700,000 under Option 1 to $670,000 under Option 3.

Example V - Change from Option 2 to Option 3, or from Option 3 to Option 2

For a change from Option 2 to Option 3 or from Option 3 to Option 2, the Face Amount is changed (increased or decreased) by the difference between the Account Value and the Premiums paid less any Premium refunds. For example, if the Policy has a Face Amount of $1,000,000, and Account Value of $70,000, and Premiums paid of $25,000, the Death Benefit under Option 2 is equal to the Account Value plus the Face Amount, or $1,070,000. If the Owner changes from Option 2 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the Premium paid less any Premium refunds. Since the Death Benefit under a Policy does not immediately change as the result of a Death Benefit Option change, the Face Amount will be increased by the difference between the Account Value and the Premiums paid, or $45,000, to $1,045,000 under Option 3, maintaining a Death Benefit of $1,070,000.

A similar type of change would be made for a change from Option 3 to Option 2.

Appendix C

Rates of Return

From time to time, the Company may report different types of historical performance for the Divisions of the Separate Account available under the Policy. The company may report the average annual total returns of the Funds over various time periods. Such returns will reflect an annual reduction for investment management fees and fund expenses, but not deductions at the Separate Account or policy level for mortality and expense risk charges and Policy expenses, which, if included, would reduce performance.

The Company will accompany the returns of the Funds with at least one of the following: (i) returns, for the same periods as shown for the Funds, which include in addition to deduction of investment management fees and Fund expenses deductions under the Separate Account for the mortality and expense risk charge, but not other charges under the Policy; or (ii) an illustration of Account Values and Net Surrender Values as of the performance reporting date for hypothetical Insureds of given ages, sexes, risk classifications, premium level and Initial Face Amount. Each illustration will assume 100% of each Net Premium was allocated to the Division of the Separate Account illustrated. The Net Surrender Value figures will assume all fund charges, the mortality and expense risk charge, and all other policy charges are deducted. The Account Value figures will assume all charges except the Surrender Charge are deducted.

We also may distribute sales literature comparing the percentage change in the net asset values of the Funds or in the Accumulation Unit Values for any of the Divisions of the Separate Account to established market indices, such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the Divisions of the Separate Account being compared.

Tables 1 and 2 show the Effective Annual Rates of Return and One Year Total Returns, respectively, of the Funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses) underlying each Division of the Separate Account. Table 1 shows figures for periods ended December 31, 1996, while Table 2 shows December 31 annualized figures. These rates do not reflect the mortality and expense risk charges assessed against the Separate Account. Tables 1and 2 do not reflect deductions from premiums or Monthly Charges assessed against the Account Value of the Policies, nor do they reflect the Policy's Surrender Charges. (For a discussion of these charges, please see Charges and Deductions.) Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the Policy (see, however, Performance Illustration). The rates of return shown are not necessarily indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.

                                     TABLE 1
                        EFFECTIVE ANNUAL RATES OF RETURN
                             AS OF DECEMBER 31, 1997

---------------------------------------------------------------------------------------------------
             Fund                   Since       15        10 Years      5 Years         1 Year
                                  Inception    Years
---------------------------------------------------------------------------------------------------
MML Equity                         14.78%      16.19%      16.44%       18.25%          28.59
MML Blend                          13.67%        ---       13.68%       13.81%          20.89%
MML Managed Bond                   10.37%       9.73%      9.08%         7.79%          9.91%
MML Money Market                    6.73%       6.44%      5.63%         4.47%          5.18%
MML Small Cap Value Equity
MML Equity Index                                 ---        ---           ---
Oppenheimer Global Securities      12.26%        ---        ---         18.81%          22.42
Oppenheimer Capital                15.31%        ---       16.23%       15.92%          11.67%
Appreciation
Oppenheimer Growth                 15.43%        ---       16.67%       18.61%          26.68%
Oppenheimer Strategic Bond          7.64%        ---        ---           ---           8.71%
VIP II Contrafund
Mid-Cap Growth Portfolio
VP Income & Growth                  7.8%         ---        ---          21.8%          7.8%*

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*since inception.

Dates of inception:
MML Equity Fund-9/15/71                     MML Blend Fund-2/3/84
Managed Bond Fund- 12/16/81                 MML Small Cap Value Equity-6/X/98
MML Money Market Fund-11/12/90              MML Equity Index Fund -4/30/97
Oppenheimer Global Securities-11/12/90      Oppenheimer Capital Appreciation Fund - 8/15/86
Oppenheimer Growth Fund - 4/3/85            Oppenheimer Strategic Bond Fund - 5/3/93
VIP II Contrafund - January 3, 1995         Mid-Cap Growth Portfolio - XXX
VP Income & Growth - 10/30/97

Performance for MML Small Cap Value Equity Fund for years prior to 1998 are returns of a substantially identical fund which commenced operations x/x/xx. Performance of VP Income & Growth for years prior to 1997 are the returns of AC Income & Growth fund, a substantially identical fund which commenced operations 12/17/90

                                     TABLE 2
                             ONE YEAR TOTAL RETURNS

-----------------------------------------------------------------------------------------------
Year       MML Equity     MML Money     MML Bond      MML Blend      MML Small     Oppenheimer
Ended                     Market                                     Cap Value     Growth
                                                                     Equity
-----------------------------------------------------------------------------------------------
1997         28.59%         5.18%         9.91%         20.89%                       26.68%
1996         20.25%         5.01%         3.25%         13.95%                       25.20%
1995         31.13%         5.58%        19.14%         23.28%                       36.65%
1994          4.10%         3.84%        (3.76%)         2.48%                        0.98%
1993          9.52%         2.75%        11.81%          9.70%                        7.25%
1992         10.48%         3.48%         7.31%          9.36%                       14.53%
1991         25.56%         6.01%        16.66%         24.00%                       25.54%
1990         (0.51%)        8.12%         8.38%          2.37%                       (8.21%)
1989         23.04%         9.16%        12.83%         19.96%                       23.59%
1988         16.68%         7.39%         7.13%         13.40%                       22.09%
1987          2.10%         6.49%         2.60%          3.12%                        3.32%
1986         20.15%         6.60%        14.46%         18.30%                       17.76%
1985         30.54%         8.03%        19.94%         24.88%                        9.50%*
1984          5.40%        10.39%        11.69%         8.24%*                        ---
1983         22.85%         8.97%         7.26%           ---                         ---
1982         25.67%        11.12%*       22.79%*          ---                         ---
1981          6.67%          ---          ---             ---                         ---
1980         27.62%          ---          ---             ---                         ---
1979         19.54%          ---          ---             ---                         ---
1978          3.71%          ---          ---             ---                         ---
1977         (0.52%)         ---          ---             ---                         ---
1976         24.77%          ---          ---             ---                         ---
1975         32.85%          ---          ---             ---                         ---
1974        (17.61%)*        ---          ---             ---                         ---

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*since inception.

Dates of inception:
MML Equity Fund-9/15/71                      MML Blend Fund-2/3/84
Managed Bond Fund- 12/16/81                  MML Small Cap Value Equity-6/X/98
MML Money Market Fund-11/12/90               MML Equity Index Fund - 4/30/97
Oppenheimer Global Securities-11/12/90       Oppenheimer Capital Appreciation Fund - 8/15/86
Oppenheimer Growth Fund - 4/3/85             Oppenheimer Strategic Bond Fund - 5/3/93
VIP II Contrafund - January 3, 1995          Mid-Cap Growth Portfolio - XXX
VP Income & Growth - 10/30/97

Performance for MML Small Cap Value Equity Fund for years prior to 1998 are returns of a substantially identical fund which commenced operations x/x/xx. Performance of VP Income & Growth for years prior to 1997 are the returns of AC Income & Growth fund, a substantially identical fund which commenced operations 12/17/90

                                     TABLE 2
                             ONE YEAR TOTAL RETURNS

---------------------------------------------------------------------------------------------
Year      Oppenheimer     Oppenheimer      Oppenheimer     VIP II    Mid Cap      VP Income
Ended     Strategic       Capital          Global          Contra    Growth       & Growth
          Bond            Appreciation     Securities      -fund     Portfolio
---------------------------------------------------------------------------------------------
1997         8.71%          11.67%           22.42%
1996        12.07%          20.16%           17.80%
1995        15.33%          32.52%            2.24%
1994        (5.85%)         (7.50%)          (5.72%)
1993         4.25%*         27.32%           70.32%
1992         ---            15.42%           (7.11%)
1991         ---            54.72%            3.39%
1990         ---           (16.32%)           0.40%
1989         ---            27.39%            ---
1988         ---            13.41%            ---
1987         ---            14.34%            ---
1986         ---            (1.65%)*          ---
1985         ---              ---             ---
1984         ---              ---             ---
1983         ---              ---             ---
1982         ---              ---             ---
1981         ---              ---             ---
1980         ---              ---             ---
1979         ---              ---             ---
1978         ---              ---             ---
1977         ---              ---             ---
1976         ---              ---             ---
1975         ---              ---             ---
1974         ---              ---             ---

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*since inception.

Dates of inception:
MML Equity Fund-9/15/71                   MML Blend Fund-2/3/84
Managed Bond Fund- 12/16/81               MML Small Cap Value Equity-6/X/98
MML Money Market Fund-11/12/90            MML Equity Index Fund - 4/30/97
Oppenheimer Global Securities-11/12/90    Oppenheimer Capital Appreciation Fund - 8/15/86
Oppenheimer Growth Fund - 4/3/85          Oppenheimer Strategic Bond Fund - 5/3/93
VIP II Contrafund - January 3, 1995       Mid-Cap Growth Portfolio - XXX
VP Income & Growth - 10/30/97

Performance for MML Small Cap Value Equity Fund for years prior to 1998 are returns of a substantially identical fund which commenced operations x/x/xx. Performance of VP Income & Growth for years prior to 1997 are the returns of AC Income & Growth fund, a substantially identical fund which commenced operations 12/17/90

Appendix D


Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums

The following tables illustrate the way in which a Policy operates. They show how the Death Benefit and Net Surrender Value could vary over an extended period of time assuming the Funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equivalent to constant gross annual rates of 0%, 6%, and 12%. The tables are based on annual premium payments of $5,000 for a combination of a Select-Preferred Male age 35 and a Select-Preferred Female age 35. Select-Preferred is C.M. Life's best risk classification. Separate tables are shown for the current and guaranteed schedules of charges. These tables will assist in the comparison of Death Benefits and Net Surrender Values for the Policy with those of other variable life policies.

The Death Benefits and Net Surrender Values for a Policy would be different from the amounts shown if the rates of return averaged 0%, 6%, and 12% over a period of years, but varied above and below that average in individual Policy Years. They also would differ if any Policy loan were made during the period of time illustrated. They also would be different depending on the allocation of investment value to each Division. They would be different depending on the allocation of investment value to each Division if the rates of return for all Funds averaged 0%, 6%, and 12% but varied above or below that average for particular Funds.

The Death Benefits and Net Surrender Values shown in Tables 1,2,3, 7,8, and 9 reflect the following current charges:

 . Administrative Charges of $12 per month per policy in Policy Years 1-10, and $6 per month in Policy Years 11 and beyond.

 .  Face Amount Charges of $0.13 per month per $1,000 of Face Amount in Policy
   Years 1-10.

 . Insurance Charges based on the current rates being charged by the Company for Select-Preferred, fully underwritten risks.

 . Mortality and Expense Risk Charges of 0.25% on an annual basis of the daily net asset value of the Separate Account in all Policy Years.

 . Fund level expenses of 0.66% on an annual basis of the net asset value of the Separate Account. These expenses represent the unweighted average of all fund expenses.

The Death Benefits and Net Surrender Values shown in Tables 4,5,6,10,11, and 12 reflect the following guaranteed maximum charges as wee as the current fund level expenses.

 .  Administrative Charges equal to $12 per month per policy in all years.

 .  Face Amount Charge of $0.13 per month per $1,000 of Face Amount in Policy
   Years 1010.

 .  Insurance Charges based on the 1980 CSO Mortality Table.

 . Mortality and Expense Risk Charges equal to 0.90% on an annual basis of the daily net asset value of the Separate Account in all years.

Net Surrender Values shown in the Tables reflect the deduction of Surrender Charges in the first 10 Policy Years. The Surrender Charge in the first year is the Target Premium or $60 per $1,000 of Face Amount if less. In each of Years two through 10, the Surrender Charge is equal to the Surrender Charge in the prior year reduced by 10% of the Surrender Charge in the first year.

Taking the current Mortality and Expense Risk Charge and the Fund level expenses into account, the gross rates of 0%, 6%, and 12% are -0.91%, 5.09%, and 11.09% respectively on a net basis.


                                              Table 1

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 1                                                 $1 million Initial Face Amount
Current Schedule of Charges                                            Guideline Premium Test

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
  End of        Premiums
Policy Year   Accumulated
                 at 5%
              Interest Per
                  Year             0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1             5,250       1,000,000       1,000,000        1,000,000            334             538              743
     2            10,763       1,000,000       1,000,000        1,000,000          3,150           3,723            4,323
     3            16,551       1,000,000       1,000,000        1,000,000          5,940           7,055            8,270
     4            22,628       1,000,000       1,000,000        1,000,000          8,704          10,542           12,622
     5            29,010       1,000,000       1,000,000        1,000,000         11,443          14,189           17,425
     6            35,710       1,000,000       1,000,000        1,000,000         14,157          18,007           22,728
     7            42,746       1,000,000       1,000,000        1,000,000         16,848          22,005           28,588
     8            50,133       1,000,000       1,000,000        1,000,000         19,514          26,191           35,063
     9            57,889       1,000,000       1,000,000        1,000,000         22,157          30,576           42,226
    10            66,034       1,000,000       1,000,000        1,000,000         24,779          35,170           50,150
    15           113,287       1,000,000       1,000,000        1,000,000         47,009          72,878          117,711
    20           173,596       1,000,000       1,000,000        1,000,000         67,862         120,623          230,920
    25           250,567       1,000,000       1,000,000        1,000,000         87,352         181,233          421,210
    30           348,804       1,000,000       1,000,000        1,000,000        104,787         257,624          741,206
    35           474,182       1,000,000       1,000,000        1,484,488        117,746         352,205        1,279,731
    40           634,199       1,000,000       1,000,000        2,337,618        122,088         467,775        2,184,690
    45           838,426       1,000,000       1,000,000        3,890,699        106,292         606,183        3,705,428
    50         1,099,077       1,000,000       1,000,000        6,558,856         42,156         771,911        6,246,530
-----------------------------------------------------------------------------------------------------------------------------


                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1                2,614           2,818           3,023
                                 2                5,202           5,775           6,375
                                 3                7,764           8,879          10,094
                                 4               10,300          12,138          14,218
                                 5               12,811          15,557          18,793
                                 6               15,297          19,147          23,868
                                 7               17,760          22,917          29,500
                                 8               20,198          26,875          35,747
                                 9               22,613          31,032          42,682
                                10               25,007          35,398          50,378
                                15               47,009          72,878         117,711
                        --------------------------------------------------------------------



                                                         Table 2
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 2                                                 $1 million Initial Face Amount
Current Schedule of Charges                                            Guideline Premium Test

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
                Premiums
              Accumulated
  End of         at 5%
Policy Year   Interest Per
                  Year             0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1             5,250       1,025,207       1,026,766        1,028,327         22,927           24,486           26,047
     2            10,763       1,050,183       1,054,880        1,059,764         48,131           52,828           57,712
     3            16,551       1,074,931       1,084,407        1,094,652         73,107           82,583           92,828
     4            22,628       1,099,452       1,115,421        1,133,370         97,856          113,825          131,774
     5            29,010       1,123,749       1,147,995        1,176,340        122,381          146,627          174,972
     6            35,710       1,147,823       1,182,208        1,224,027        146,683          181,068          222,887
     7            42,746       1,171,679       1,218,145        1,276,953        170,767          217,233          276,041
     8            50,133       1,195,315       1,255,891        1,335,690        194,631          255,207          335,006
     9            57,889       1,218,738       1,295,539        1,400,881        218,282          295,083          400,425
    10            66,034       1,241,949       1,337,185        1,473,234        241,721          336,957          473,006
    15           113,287       1,366,570       1,592,801        1,989,232        366,570          592,801          989,232
    20           173,596       1,485,466       1,919,454        2,916,967        485,466          919,454        1,857,941
    25           250,567       1,598,595       2,336,611        4,449,072        598,595        1,336,611        3,320,203
    30           348,804       1,705,361       2,868,533        7,052,392        705,361        1,868,533        5,780,649
    35           474,182       1,803,169       3,543,951       11,502,713        803,169        2,543,951        9,916,132
    40           634,199       1,887,417       4,397,231       18,045,368        887,417        3,397,231       16,864,830
    45           838,426       1,945,472       5,463,132       29,967,618        945,472        4,463,132       28,540,589
    50         1,099,077       1,949,525       6,768,468       50,453,846        949,525        5,768,468       48,051,282
-----------------------------------------------------------------------------------------------------------------------------


                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1               25,207          26,766          28,327
                                 2               50,183          54,880          59,764
                                 3               74,931          84,407          94,652
                                 4               99,452         115,421         133,370
                                 5              123,749         147,995         176,340
                                 6              147,823         182,208         224,027
                                 7              171,679         218,145         276,953
                                 8              195,315         255,891         335,690
                                 9              218,738         295,539         400,881
                                10              241,949         337,185         473,234
                                15              366,570         592,801         989,232
                        --------------------------------------------------------------------



                                                         Table 3
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 3                                                 $1 million Initial Face Amount
Current Schedule of Charges                                            Guideline Premium Test

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
                Premiums
              Accumulated
  End of         at 5%
Policy Year   Interest Per
                  Year             0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1             5,250       1,005,000       1,005,000        1,005,000            334             538             743
     2            10,763       1,010,000       1,010,000        1,010,000          3,150           3,723           4,323
     3            16,551       1,015,000       1,015,000        1,015,000          5,939           7,055           8,269
     4            22,628       1,020,000       1,020,000        1,020,000          8,704          10,541           12,622
     5            29,010       1,025,000       1,025,000        1,025,000         11,443          14,189           17,424
     6            35,710       1,030,000       1,030,000        1,030,000         14,156          18,006           22,727
     7            42,746       1,035,000       1,035,000        1,035,000         16,846          22,004           28,586
     8            50,133       1,040,000       1,040,000        1,040,000         19,511          26,188           35,061
     9            57,889       1,045,000       1,045,000        1,045,000         22,155          30,572           42,222
    10            66,034       1,050,000       1,050,000        1,050,000         24,776          35,166           50,145
    15           113,287       1,075,000       1,075,000        1,075,000         46,996          72,862          117,691
    20           173,596       1,100,000       1,100,000        1,100,000         67,820         120,568          230,847
    25           250,567       1,125,000       1,125,000        1,125,000         87,217         181,057          420,967
    30           348,804       1,150,000       1,150,000        1,150,000        104,354         257,054          740,405
    35           474,182       1,175,000       1,175,000        1,675,412        116,263         350,261        1,277,941
    40           634,199       1,200,000       1,200,000        2,534,397        117,630         461,822        2,181,680
    45           838,426       1,225,000       1,225,000        4,110,386         93,436         588,687        3,700,368
    50         1,099,077       1,250,000       1,250,000        6,799,947          6,016         721,521        6,238,045
-----------------------------------------------------------------------------------------------------------------------------


                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        -------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        -------------------------------------------------------------------
                                 1                2,614           2,818           3,023
                                 2                5,202           5,775           6,375
                                 3                7,763           8,897          10,093
                                 4               10,300          12,137          14,218
                                 5               12,811          15,557          18,792
                                 6               15,296          19,146          23,867
                                 7               17,758          22,916          29,498
                                 8               20,195          26,872          35,745
                                 9               22,611          31,028          42,678
                                10               25,004          35,394          50,373
                                15               46,996          72,862         117,691
                        -------------------------------------------------------------------



                                                         Table 4
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 1                                                 $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                  Guideline Premium Test
   and Current Fund Level Charges
                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
                Premiums
              Accumulated
  End of         at 5%
Policy Year   Interest Per
                  Year             0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1             5,250       1,000,000       1,000,000        1,000,000           0               0                 0
     2            10,763       1,000,000       1,000,000        1,000,000          1,093           1,666            2,266
     3            16,551       1,000,000       1,000,000        1,000,000          4,103           5,218            6,431
     4            22,628       1,000,000       1,000,000        1,000,000          7,082           8,918           10,996
     5            29,010       1,000,000       1,000,000        1,000,000         10,030          12,772           16,003
     6            35,710       1,000,000       1,000,000        1,000,000         12,944          16,786           21,498
     7            42,746       1,000,000       1,000,000        1,000,000         15,822          20,966           27,533
     8            50,133       1,000,000       1,000,000        1,000,000         18,663          25,317           34,164
     9            57,889       1,000,000       1,000,000        1,000,000         21,463          29,845           41,454
    10            66,034       1,000,000       1,000,000        1,000,000         24,220          34,557           49,473
    15           113,287       1,000,000       1,000,000        1,000,000         43,028          68,091          111,942
    20           173,596       1,000,000       1,000,000        1,000,000         59,112         108,823          214,797
    25           250,567       1,000,000       1,000,000        1,000,000         71,149         157,479          385,159
    30           348,804       1,000,000       1,000,000        1,000,000         75,246         212,620          668,893
    35           474,182       1,000,000       1,000,000        1,330,487         60,952         267,213        1,146,972
    40           634,199       1,000,000       1,000,000        2,081,623          4,635         304,180        1,945,442
    45           838,426           0           1,000,000        3,441,960           0            273,274        3,278,057
    50         1,099,077           0           1,000,000        5,728,265           0             34,778        5,455,490
-----------------------------------------------------------------------------------------------------------------------------


                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1                2,613           2,817           3,022
                                 2                5,197           5,770           6,370
                                 3                7,751           8,866          10,079
                                 4               10,274          12,110          14,188
                                 5               12,766          15,508          18,739
                                 6               15,224          19,066          23,778
                                 7               17,646          22,790          29,357
                                 8               20,031          26,685          35,532
                                 9               22,375          30,757          42,366
                                10               24,676          35,013          49,929
                                15               43,028          68,091         111,942
                        --------------------------------------------------------------------


                                    Table 5


Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 2                                                 $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                  Guideline Premium Test
   and Current Fund Level Charges

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
  End of        Premiums
  Policy      Accumulated
   Year      at 5% Interest
                Per Year           0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1           5,250         1,002,613       1,002,817        1,003,022           0               0               0
     2           10,763        1,005,197       1,005,770        1,006,370         1,093           1,666           2,266
     3           16,551        1,007,750       1,008,865        1,010,079         4,102           5,217           6,431
     4           22,628        1,010,274       1,012,109        1,014,187         7,082           8,917           10,995
     5           29,010        1,012,765       1,015,507        1,018,737         10,029          12,771          16,001
     6           35,710        1,015,223       1,019,064        1,023,776         12,943          16,784          21,496
     7           42,746        1,017,644       1,022,787        1,029,352         15,820          20,963          27,528
     8           50,133        1,020,026       1,026,679        1,035,524         18,658          25,311          34,156
     9           57,889        1,022,369       1,030,749        1,042,353         21,457          29,837          41,441
    10           66,034        1,024,667       1,035,000        1,049,909         24,211          34,544          49,453
    15          113,287        1,042,980       1,068,008        1,111,797         42,980          68,008         111,797
    20          173,596        1,058,923       1,108,445        1,214,001         58,923         108,445         214,001
    25          250,567        1,070,542       1,156,025        1,381,409         70,542         156,025         381,409
    30          348,804        1,073,567       1,207,675        1,652,888         73,567         207,675         652,888
    35          474,182        1,056,923       1,251,441        2,084,731         56,923         251,441        1,084,731
    40          634,199            0           1,258,378        2,756,462           0            258,378        1,756,462
    45          838,426            0           1,154,806        3,760,494           0            154,806        2,760,494
    50         1,099,077           0               0            5,211,472           0               0           4,211,472
-----------------------------------------------------------------------------------------------------------------------------
                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1               2,613           2,817           3,022
                                 2               5,197           5,770           6,370
                                 3               7,750           8,865           10,079
                                 4               10,274          12,109          14,187
                                 5               12,765          15,507          18,737
                                 6               15,223          19,064          23,776
                                 7               17,644          22,787          29,352
                                 8               20,026          26,679          35,524
                                 9               22,369          30,749          42,353
                                10               24,667          35,000          49,909
                                15               42,980          68,008         111,797
                        --------------------------------------------------------------------

                                    Table 6


Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 3                                                 $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                  Guideline Premium Test
   and Current Fund Level Charges

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
  End of        Premiums
  Policy      Accumulated
   Year      at 5% Interest
                Per Year           0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1           5,250         1,005,000       1,005,000        1,005,000           0               0               0
     2           10,763        1,010,000       1,010,000        1,010,000         1,093           1,666           2,266
     3           16,551        1,015,000       1,015,000        1,015,000         4,102           5,217           6,431
     4           22,628        1,020,000       1,020,000        1,020,000         7,082           8,917           10,995
     5           29,010        1,025,000       1,025,000        1,025,000         10,028          12,770          16,001
     6           35,710        1,030,000       1,030,000        1,030,000         12,941          16,783          21,495
     7           42,746        1,035,000       1,035,000        1,035,000         15,818          20,961          27,527
     8           50,133        1,040,000       1,040,000        1,040,000         18,655          25,308          34,154
     9           57,889        1,045,000       1,045,000        1,045,000         21,451          29,832          41,439
    10           66,034        1,050,000       1,050,000        1,050,000         24,203          34,537          49,450
    15          113,287        1,075,000       1,075,000        1,075,000         42,941          67,986         111,814
    20          173,596        1,100,000       1,100,000        1,100,000         58,789         108,417         214,275
    25          250,567        1,125,000       1,125,000        1,125,000         70,109         156,130         383,334
    30          348,804        1,150,000       1,150,000        1,150,000         72,195         208,550         663,145
    35          474,182        1,175,000       1,175,000        1,489,323         52,198         255,299        1,133,037
    40          634,199            0           1,200,000        2,256,710           0            270,255        1,922,159
    45          838,426            0           1,225,000        3,626,131           0            173,984        3,239,172
    50         1,099,077           0               0            5,910,674           0               0           5,391,118
-----------------------------------------------------------------------------------------------------------------------------

                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1               2,613           2,817           3,022
                                 2               5,197           5,770           6,370
                                 3               7,750           8,865           10,079
                                 4               10,274          12,109          14,187
                                 5               12,764          15,506          18,737
                                 6               15,221          19,063          23,775
                                 7               17,642          22,785          29,351
                                 8               20,023          26,676          35,522
                                 9               22,363          30,744          42,351
                                10               24,659          34,993          49,906
                                15               42,941          67,986         111,814
                        --------------------------------------------------------------------

                                    Table 7


Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 1                                                 $1 million Initial Face Amount
Current Schedule of Charges                                            Cash Value Test


                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
  End of        Premiums
  Policy      Accumulated
   Year      at 5% Interest
                Per Year           0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1           5,250         1,000,000       1,000,000        1,000,000           0               0               0
     2           10,763        1,000,000       1,000,000        1,000,000         1,098           1,671           2,271
     3           16,551        1,000,000       1,000,000        1,000,000         4,116           5,231           6,446
     4           22,628        1,000,000       1,000,000        1,000,000         7,108           8,946           11,026
     5           29,010        1,000,000       1,000,000        1,000,000         10,075          12,821          16,057
     6           35,710        1,000,000       1,000,000        1,000,000         13,017          16,867          21,588
     7           42,746        1,000,000       1,000,000        1,000,000         15,936          21,093          27,676
     8           50,133        1,000,000       1,000,000        1,000,000         18,830          25,507          34,379
     9           57,889        1,000,000       1,000,000        1,000,000         21,701          30,120          41,770
    10           66,034        1,000,000       1,000,000        1,000,000         24,551          34,942          49,922
    15          113,287        1,000,000       1,000,000        1,000,000         47,009          72,878         117,711
    20          173,596        1,000,000       1,000,000        1,000,000         67,862         120,623         230,920
    25          250,567        1,000,000       1,000,000        1,099,249         87,352         181,233         421,200
    30          348,804        1,000,000       1,000,000        1,613,848        104,787         257,624         740,258
    35          474,182        1,000,000       1,000,000        2,343,307        117,746         352,205        1,271,896
    40          634,199        1,000,000       1,000,000        3,405,858        122,088         467,775        2,152,330
    45          838,426        1,000,000       1,000,000        5,009,398        106,292         606,183        3,594,668
    50         1,099,077       1,000,000       1,000,000        7,471,496         42,156         771,911        5,922,666
-----------------------------------------------------------------------------------------------------------------------------

                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1               2,614           2,818           3,023
                                 2               5,202           5,775           6,375
                                 3               7,764           8,879           10,094
                                 4               10,300          12,138          14,218
                                 5               12,811          15,557          18,793
                                 6               15,297          19,147          23,868
                                 7               17,760          22,917          29,500
                                 8               20,198          26,875          35,747
                                 9               22,613          31,032          42,682
                                10               25,007          35,398          50,378
                                15               47,009          72,878         117,711
                        --------------------------------------------------------------------

                                    Table 8

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 2                                                 $1 million Initial Face Amount
Current Schedule of Charges                                            Cash Value Test

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
  End of        Premiums
  Policy      Accumulated
   Year      at 5% Interest
                Per Year           0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1           5,250         1,002,614       1,002,818        1,003,023           0               0               0
     2           10,763        1,005,202       1,005,775        1,006,375         1,098           1,671           2,271
     3           16,551        1,007,763       1,008,879        1,010,093         4,115           5,231           6,445
     4           22,628        1,010,300       1,012,137        1,014,218         7,108           8,945           11,026
     5           29,010        1,012,811       1,015,557        1,018,792         10,075          12,821          16,056
     6           35,710        1,015,297       1,019,147        1,023,867         13,017          16,867          21,587
     7           42,746        1,017,759       1,022,916        1,029,498         15,935          21,092          27,674
     8           50,133        1,020,196       1,026,873        1,035,745         18,828          25,505          34,377
     9           57,889        1,022,612       1,031,029        1,042,679         21,700          30,117          41,767
    10           66,034        1,025,005       1,035,395        1,050,374         24,549          34,939          49,918
    15          113,287        1,047,002       1,072,865        1,117,689         47,002          72,865         117,689
    20          173,596        1,067,835       1,120,569        1,230,808         67,835         120,569         230,808
    25          250,567        1,087,260       1,181,022        1,420,684         87,260         181,022         420,684
    30          348,804        1,104,485       1,256,808        1,738,719        104,485         256,808         738,719
    35          474,182        1,116,723       1,348,914        2,337,610        116,723         348,914        1,268,804
    40          634,199        1,119,178       1,456,178        3,397,704        119,178         456,178        2,147,178
    45          838,426        1,099,003       1,567,747        4,997,514         99,003         567,747        3,586,141
    50         1,099,077       1,028,123       1,651,595        7,453,869         28,123         651,595        5,908,693
-----------------------------------------------------------------------------------------------------------------------------

                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1               2,614           2,818           3,023
                                 2               5,202           5,775           6,375
                                 3               7,763           8,879           10,093
                                 4               10,300          12,137          14,218
                                 5               12,811          15,557          18,792
                                 6               15,297          19,147          23,867
                                 7               17,759          22,916          29,498
                                 8               20,196          26,873          35,745
                                 9               22,612          31,029          42,679
                                10               25,005          35,395          50,374
                                15               47,002          72,865         117,689
                        --------------------------------------------------------------------



                                                           Table 9
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 3                                                 $1 million Initial Face Amount
Current Schedule of Charges                                            Cash Value Test

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
   End of       Premiums
   Policy      Accumulated
    Year      at 5% Interest
                Per Year           0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1            5,250        1,005,000       1,005,000        1,005,000           0               0               0
     2           10,763        1,010,000       1,010,000        1,010,000         1,098           1,671           2,271
     3           16,551        1,015,000       1,015,000        1,015,000         4,115           5,231           6,445
     4           22,628        1,020,000       1,020,000        1,020,000         7,108           8,945          11,026
     5           29,010        1,025,000       1,025,000        1,025,000        10,075          12,821          16,056
     6           35,710        1,030,000       1,030,000        1,030,000        13,016          16,866          21,587
     7           42,746        1,035,000       1,035,000        1,035,000        15,934          21,092          27,674
     8           50,133        1,040,000       1,040,000        1,040,000        18,827          25,504          34,377
     9           57,889        1,045,000       1,045,000        1,045,000        21,699          30,116          41,766
    10           66,034        1,050,000       1,050,000        1,050,000        24,548          34,938          49,917
    15          113,287        1,075,000       1,075,000        1,075,000        46,996          72,862         117,691
    20          173,596        1,100,000       1,100,000        1,100,000        67,820         120,568         230,847
    25          250,567        1,125,000       1,125,000        1,223,640        87,217         181,057         420,967
    30          348,804        1,150,000       1,150,000        1,762,975       104,354         257,054         739,858
    35          474,182        1,175,000       1,175,000        2,517,072       116,263         350,261       1,271,226
    40          634,199        1,200,000       1,200,000        3,604,091       117,630         461,822       2,151,214
    45          838,426        1,225,000       1,225,000        5,231,822        93,436         588,687       3,592,820
    50        1,099,077        1,250,000       1,250,000        7,717,676         6,016         721,521       5,919,637
-----------------------------------------------------------------------------------------------------------------------------


                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of
       ------------------------------------------------------------
       End of Policy Year
                               0%              6%             12%
       ------------------------------------------------------------
             1               2,614           2,818           3,023
             2               5,202           5,775           6,375
             3               7,763           8,879          10,093
             4              10,300          12,137          14,218
             5              12,811          15,557          18,792
             6              15,296          19,146          23,867
             7              17,758          22,916          29,498
             8              20,195          26,872          35,745
             9              22,611          31,028          42,678
            10              25,004          35,394          50,373
            15              46,996          72,862         117,691
       ------------------------------------------------------------


                                                         Table 10
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 1                                                 $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                  Cash Value Test
   and Current Fund Level Charges
                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
                Premiums
               Accumulated
   End of     at 5% Interest
   Policy       Per Year
    Year                           0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1            5,250        1,000,000       1,000,000        1,000,000           0               0               0
     2           10,763        1,000,000       1,000,000        1,000,000         1,093           1,666           2,266
     3           16,551        1,000,000       1,000,000        1,000,000         4,103           5,218           6,431
     4           22,628        1,000,000       1,000,000        1,000,000         7,082           8,918          10,996
     5           29,010        1,000,000       1,000,000        1,000,000        10,030          12,772          16,003
     6           35,710        1,000,000       1,000,000        1,000,000        12,944          16,786          21,498
     7           42,746        1,000,000       1,000,000        1,000,000        15,822          20,966          27,533
     8           50,133        1,000,000       1,000,000        1,000,000        18,663          25,317          34,164
     9           57,889        1,000,000       1,000,000        1,000,000        21,463          29,845          41,454
    10           66,034        1,000,000       1,000,000        1,000,000        24,220          34,557          49,473
    15          113,287        1,000,000       1,000,000        1,000,000        43,028          68,091         111,942
    20          173,596        1,000,000       1,000,000        1,000,000        59,112         108,823         214,797
    25          250,567        1,000,000       1,000,000        1,005,187        71,149         157,479         385,159
    30          348,804        1,000,000       1,000,000        1,449,851        75,246         212,620         665,034
    35          474,182        1,000,000       1,000,000        2,049,471        60,952         267,213       1,112,408
    40          634,199        1,000,000       1,000,000        2,859,131         4,635         304,180       1,806,827
    45          838,426            0           1,000,000        3,951,080           0           273,274       2,835,236
    50        1,099,077            0           1,000,000        5,426,570           0            34,778       4,301,650
-----------------------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:
       ------------------------------------------------------------
       End of Policy Year
                               0%              6%             12%
       ------------------------------------------------------------
             1               2,613           2,817           3,022
             2               5,197           5,770           6,370
             3               7,751           8,866          10,079
             4              10,274          12,110          14,188
             5              12,766          15,508          18,739
             6              15,224          19,066          23,778
             7              17,646          22,790          29,357
             8              20,031          26,685          35,532
             9              22,375          30,757          42,366
            10              24,676          35,013          49,929
            15              43,028          68,091         111,942
       ------------------------------------------------------------


                                                         Table 11
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 2                                                 $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                  Cash Value Test
   and Current Fund Level Charges
                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
               Premiums
              Accumulated
   End of    at 5% Interest
   Policy       Per Year
    Year                           0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1            5,250        1,002,613       1,002,817        1,003,022           0               0               0
     2           10,763        1,005,197       1,005,770        1,006,370         1,093           1,666           2,266
     3           16,551        1,007,750       1,008,865        1,010,079         4,102           5,217           6,431
     4           22,628        1,010,274       1,012,109        1,014,187         7,082           8,917          10,995
     5           29,010        1,012,765       1,015,507        1,018,737        10,029          12,771          16,001
     6           35,710        1,015,223       1,019,064        1,023,776        12,943          16,784          21,496
     7           42,746        1,017,644       1,022,787        1,029,352        15,820          20,963          27,528
     8           50,133        1,020,026       1,026,679        1,035,524        18,658          25,311          34,156
     9           57,889        1,022,369       1,030,749        1,042,353        21,457          29,837          41,441
    10           66,034        1,024,667       1,035,000        1,049,909        24,211          34,544          49,453
    15          113,287        1,042,980       1,068,008        1,111,797        42,980          68,008         111,797
    20          173,596        1,058,923       1,108,445        1,214,001        58,923         108,445         214,001
    25          250,567        1,070,542       1,156,025        1,381,409        70,542         156,025         381,409
    30          348,804        1,073,567       1,207,675        1,652,888        73,567         207,675         652,888
    35          474,182        1,056,923       1,251,441        2,084,731        56,923         251,441       1,084,731
    40          634,199            0           1,258,378        2,779,369           0           258,378       1,756,421
    45          838,426            0           1,154,806        3,840,057           0           154,806       2,755,567
    50        1,099,077            0               0            5,275,045           0               0         4,181,536
-----------------------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:
      -------------------------------------------------------------
      End of Policy Year
                              0%              6%             12%
      -------------------------------------------------------------
             1               2,613           2,817           3,022
             2               5,197           5,770           6,370
             3               7,750           8,865          10,079
             4              10,274          12,109          14,187
             5              12,765          15,507          18,737
             6              15,223          19,064          23,776
             7              17,644          22,787          29,352
             8              20,026          26,679          35,524
             9              22,369          30,749          42,353
            10              24,667          35,000          49,909
            15              42,980          68,008         111,797
      -------------------------------------------------------------

                                                             Table 12
Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                    $5,000 Annual Premium
Death Benefit Option 3                                                 $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                  Cash Value Test
   and Current Fund Level Charges

                                        Death Benefit Assuming                      Net Surrender Value Assuming
                                        Hypothetical Gross Annual                   Hypothetical Gross Annual
                                        Investment Return Of:                       Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------------
                Premiums
              Accumulated
  End of     at 5% Interest
  Policy       Per Year
   Year                            0%              6%              12%              0%              6%             12%
-----------------------------------------------------------------------------------------------------------------------------
     1           5,250         1,005,000       1,005,000        1,005,000           0               0               0
     2          10,763         1,010,000       1,010,000        1,010,000         1,093           1,666           2,266
     3          16,551         1,015,000       1,015,000        1,015,000         4,102           5,217           6,431
     4          22,628         1,020,000       1,020,000        1,020,000         7,082           8,917          10,995
     5          29,010         1,025,000       1,025,000        1,025,000        10,028          12,770          16,001
     6          35,710         1,030,000       1,030,000        1,030,000        12,941          16,783          21,495
     7          42,746         1,035,000       1,035,000        1,035,000        15,818          20,961          27,527
     8          50,133         1,040,000       1,040,000        1,040,000        18,655          25,308          34,154
     9          57,889         1,045,000       1,045,000        1,045,000        21,451          29,832          41,439
    10          66,034         1,050,000       1,050,000        1,050,000        24,203          34,537          49,450
    15         113,287         1,075,000       1,075,000        1,075,000        42,941          67,986         111,814
    20         173,596         1,100,000       1,100,000        1,100,000        58,789         108,417         214,275
    25         250,567         1,125,000       1,125,000        1,125,426        70,109         156,130         383,334
    30         348,804         1,150,000       1,150,000        1,592,259        72,195         208,550         661,552
    35         474,182         1,175,000       1,175,000        2,214,013        52,198         255,299       1,106,732
    40         634,199             0           1,200,000        3,044,769           0           270,255       1,797,751
    45         838,426             0           1,225,000        4,156,426           0           173,984       2,821,133
    50       1,099,077             0               0            5,649,746           0               0         4,280,386
-----------------------------------------------------------------------------------------------------------------------------

                                        Account Value Assuming Hypothetical Gross
                                               Annual Investment Return Of:
                        --------------------------------------------------------------------
                        End of Policy Year
                                                   0%              6%             12%
                        --------------------------------------------------------------------
                                 1               2,613           2,817           3,022
                                 2               5,197           5,770           6,370
                                 3               7,750           8,865          10,079
                                 4              10,274          12,109          14,187
                                 5              12,764          15,506          18,737
                                 6              15,221          19,063          23,775
                                 7              17,642          22,785          29,351
                                 8              20,023          26,676          35,522
                                 9              22,363          30,744          42,351
                                10              24,659          34,993          49,906
                                15              42,941          67,986         111,814
                        --------------------------------------------------------------------

Appendix E

Directors of MassMutual


Roger G. Ackerman, Director
Chairman and Chief Executive Officer, Corning, Inc., since 1996, President and Chief Operating Officer 1990-1996, One Riverfront Plaza - HQE 2, Corning, NY 14831.

James R. Birle, Director
Chairman since 1997 and Founder since 1994, President, 1994-1997, Resolute Partners, LLC, General Partner, Blackstone Group 1988-1994, 2 Soundview Drive, Greenwich CT 06836.

Gene Q. Chao, Director
Chairman, President and CEO, Computer Projections, Inc., since 1991, 733 SW Vista Avenue, Portland, OR 97205-1203.

Patricia Diaz Dennis, Director
Senior Vice President and Assistant General Counsel, SBC Communications Inc., since 1995, Special Counsel, Sullivan & Cromwell, 1993-1995; Assistant Secretary of State for Human Rights and Humanitarian Affairs, U.S. Department of State, 1992-1993. 175 East Houston, Room 4-A-70, San Antonio, TX 87205

Anthony Downs, Director
Senior Fellow, The Brookings Institution, since 1977, 1775 Massachusetts Ave., N.W., Washington DC 20036-2188.

James L. Dunlap, Director
President and Chief Operating Officer, United Meridian Corporation, since 1996, Senior Vice President, Texaco, Inc. 1987-1996. 1201 Louisiana - Suite 1400, Houston, TX 77002-5603

William B. Ellis, Director
Senior Fellow, Yale University School of Forestry and Environmental Studies, since 1995, Chairman and Chief Executive Officer, Northeast Utilities, 1983-1995. 31 Pound Foolish Lane, Glastonbury, CT 06033

Robert M. Furek, Director
Chairman, State Board of Trustees for the Hartford School System, since 1997, President and Chief Executive Officer, Heublein, Inc., 1987-1996, 1 State Street
- Suite 2310, Hartford, CT 06103.

Charles K. Gifford, Director
Chairman and Chief Executive Officer since 1995, President 1989-1995 BankBoston N.A., Chairman since 1998 and Chief Executive Officer since 1985, BankBoston, 100 Federal Street, Boston, MA 02110.

William N. Griggs, Director
Managing Director, Griggs & Santow, Inc., since 1983, 75 Wall Street - 20th Floor, New York, NY 10005.

George B. Harvey, Director
Retired Chairman, President and CEO, Pitney Bowes, since 1983, One Landmark Square - Suite 1905, 19th Floor, Stamford, CT 06901.

Barbara B. Hauptfuhrer, Director
Director of various corporations, since 1972, 1700 Old Welsh Road, Huntington Valley, PA 19006.

Sheldon B. Lubar, Director
Chairman, Lubar & Co. Incorporated, since 1977, 700 North Water Street - Suite 1200, Milwaukee, WI 53202.

William B. Marx, Jr., Director
Retired Senior Executive Vice President, Lucent Technologies since 1996, Executive Vice President and CEO Multimedia Products Group, AT&T, 1994-1996; Executive Vice President and CEO, Network Systems Group, 1993-1994; Group Executive and President, AT&T Network Systems, 1989-1993. 5 Peacock Lane, Village of Golf, FL 33436.

John F. Maypole, Director
Managing Partner, Peach State Real Estate Holding Company, since 1984, 55 Sandy Hook Road, North, Sarasota, FL 34343.

John J. Pajak, Director, President and Chief Operating Officer
President and Chief Operating Officer, MassMutual, since 1996; Vice Chairman and Chief Administrative Officer, 1996; Executive Vice President, 1987-1996, 1295 State Street, Springfield, MA 01111.

Thomas B. Wheeler, Director, Chairman and Chief Executive Officer
Chairman and Chief Executive Officer, MassMutual, since 1996; President and Chief Executive Officer, 1988-1996, 1295 State Street, Springfield, MA 01111.


Alfred M. Zeien, Director
Chairman and Chief Executive Officer, The Gillette Company, since 1991, Prudential Tower, Boston, MA 02199.

Executive Vice Presidents


Lawrence V. Burkett, Jr
    Executive Vice President and General Counsel, since 1993, Senior Vice President and Deputy General Counsel, 1992-1993, MassMutual.1295 State Street, Springfield, MA 01111.

Peter J. Daboul
    Executive Vice President and Chief Information Officer since 1997, Senior Vice President 1990 - 1997, MassMutual, 1295 State Street, Springfield, MA 01111.

John B. Davies
    Executive Vice President, since 1994; Associate Executive Vice President, 1994; General Agent, 1982-1993, MassMutual, 1295 State Street, Springfield, MA 01111

Daniel J. Fitzgerald
    Executive Vice President, since 1994, Corporate Financial Operations, 1994-1997; Senior Vice President, 1991-1994, MassMutual, 1295 State Street, Springfield, MA 01111

James E. Miller
    Executive Vice President since 1997 and 1987-1996, MassMutual, Senior Vice President, UniCare Life and Health Insurance Company, 1996-1997, 1295 State Street, Springfield, MA 01111

John V. Murphy
    Executive Vice President, MassMutual, since 1997; Executive Vice President and Chief Operating Officer, David L. Babson & Co., Inc., 1995-1997; Chief Operating officer, Concert Capital Management, Inc., 1993-1995, Senior Vice President and Chief Financial Officer, Liberty Financial Companies, 1977-1993, 1295 State Street, Springfield, MA 01111

Gary E. Wendlandt
    Executive Vice President and Chief Investment Officer, since 1993; Executive Vice President, 1992-1993; MassMutual, 1295 State Street, Springfield, MA 01111.

Joseph M. Zubretsky
    Executive Vice President and Chief Financial Officer, since 1997, MassMutual, Chief Financial Officer, 1996, HealthSource, Coopers & Lybrand, 1990-1996, 1295 State Street, Springfield, MA 01111.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                             RULE 484 UNDERTAKING

Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V.  Subject to limitations of law, the Company shall indemnify:

     (a)  each director, officer or employee;

     (b) any individual who serves at the request of the Company as Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account; or

     (c) any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

     Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

              Notwithstanding the foregoing, no indemnification shall be provided with respect to:

              (1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

              (2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

              (3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

                   In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any of such paragraphs.

                   The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

                   Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                  REPRESENTATION UNDER SECTION 26(e)(2)(A) OF
                      THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable whole life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                              CONTENTS OF FILING

This Registration Statement is comprised of the following documents:

         The Facing Sheet.

         Cross-Reference to items required by Form N-8B-2.

         The Prospectus consisting of 45 pages.

         The Undertaking to File Reports.

         The Undertaking pursuant to Rule 484 under the Securities Act of 1933.

         Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

         The Signatures.

         Written Consents of the Following Persons:

              1. To be filed: Coopers & Lybrand, L.L.P., independent accountants;
              2. Counsel opining as to the legality of securities being registered;
              3. Opinion and consent of Craig Waddington, FSA, MAAA, opining as to actuarial matters contained in the Registration Statement.

The following Exhibits:

         99. The following Exhibits correspond to those required by Paragraph A of the instructions as to Exhibits in Form N-8B-2:

              (1) (a) Resolution of Board of Directors of MassMutual establishing the Separate Account.*

                  (b) Resolution of the Board of Directors establishing the SVUL segment of the Separate Account.**

              (2) Not Applicable.

              (3) Form of Distribution Agreements:

                  (a) Form of Distribution Servicing Agreement between MML Distributors, LLC and MassMutual.***

                  (b) Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual.***

              (4) Not Applicable.

              (5) Form of Survivorship Flexible Premium Adjustable Variable Life
                  Policy.**

                (6)  (a)  Certificate of Incorporation of MassMutual.*

                     (b)  By-Laws of MassMutual.*

                (7)  Not Applicable.

                (8)  Participation Agreement.*

                (9)  Not Applicable.

                (10) Form of Application for a Survivorship Flexible Premium
                     Adjustable Variable Life insurance policy.****

                (11) Memorandum describing MassMutual issuance, transfer, and redemption procedures for the Policy.****

        99.2 Opinion and Consent of Counsel as to the legality of the securities being registered.**

        3. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

        4.      Not Applicable.

        99.C.1  To be filed:  Consent of Coopers & Lybrand L.L.P.

        99.C.6 Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.**

        99.5    Powers of Attorney*

        27      Not Applicable



* Incorporated by reference to Initial Registration Statement of the Separate Account filed with the Commission on February 28, 1997. (Registration No. 333-22557)
** Incorporated by reference to this Initial Registration Statement as an exhibit filed with the Commission on December 5, 1997.
*** Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-89798 filed with the Commission on May 1, 1997.

**** Incorporated by reference to the Pre-Effective Amendment No. 1 to Registration Statement No. 333-41667 filed with the Commission on March 18, 1998.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this pre-effective Amendment No. 1 to Registration Statement No. 333-41657 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 17th day of March, 1998.

     MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

     MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
     (Depositor)


     By: /s/ Thomas B. Wheeler*
         ---------------------------------------
     Thomas B. Wheeler, Chief Executive Officer
     Massachusetts Mutual Life Insurance Company


/s/ Richard M. Howe   On March 17, 1998, as Attorney-in-Fact pursuant to
-------------------   powers of attorney filed herewith.
*Richard M. Howe

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

      Signature              Title                                  Date
      ---------              -----                                  ----

/s/ Thomas B. Wheeler*       Chief Executive Officer and          March 17, 1998
--------------------------   Chairman of the Board
Thomas B. Wheeler


/s/ John J. Pajak*           President, Chief Operating Officer   March 17, 1998
--------------------------   and Director
John J. Pajak


/s/ Joseph M. Zubretsky*     Executive Vice President,            March 17, 1998
--------------------------   Chief Financial Officer &
Joseph M. Zubretsky          Chief Accounting Officer


/s/ Roger G. Ackerman        Director                             March 17, 1998
--------------------------
Roger G. Ackerman


/s/ James R. Birle*          Director                             March 17, 1998
--------------------------
James R. Birle


/s/ Gene Chao*               Director                             March 17, 1998
--------------------------
Gene Chao, Ph.D.


/s/ Patricia Diaz Dennis*    Director                             March 17, 1998
--------------------------
Patricia Diaz Dennis


/s/ Anthony Downs*           Director                             March 17, 1998
--------------------------
Anthony Downs

/s/ James L. Dunlap*         Director                             March 17, 1998
--------------------------
James L. Dunlap


/s/ William B. Ellis*        Director                             March 17, 1998
--------------------------
William B. Ellis, Ph.D.


/s/ Robert M. Furek*         Director                             March 17, 1998
--------------------------
Robert M. Furek


/s/ Charles K. Gifford*      Director                             March 17, 1998
--------------------------
Charles K. Gifford


/s/ William N. Griggs*       Director                             March 17, 1998
--------------------------
William N. Griggs


/s/ George B. Harvey*        Director                             March 17, 1998
--------------------------
George B. Harvey


/s/ Barbara B. Hauptfuhrer*  Director                             March 17, 1998
---------------------------
Barbara B. Hauptfuhrer


/s/ Sheldon B. Lubar*        Director                             March 17, 1998
---------------------------
Sheldon B. Lubar


/s/ William B. Marx, Jr.*    Director                             March 17, 1998
---------------------------
William B. Marx, Jr.


/s/ John F. Maypole*         Director                             March 17, 1998
---------------------------
John F. Maypole


/s/ Alfred M. Zeien*         Director                             March 17, 1998
---------------------------
Alfred M. Zeien


/s/ Richard M. Howe          On March 17, 1998, as Attorney-in-Fact pursuant to
---------------------------  powers of attorney filed herewith.
*Richard M. Howe

                                 EXHIBIT LIST


All Exhibits are incorporated by reference.